Exhibit 99.2

Wi-LAN Inc.
2011 Third Quarter
Unaudited Interim Consolidated
Financial Results

Interim Report

3	Management’s Discussion and Analysis (MD&A)
44	Financial Statements
49	Notes to Financial Statements

2011 Third Quarter Financial Results

Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations

For the Three and Nine Month Periods ended September 30, 2011 and 2010

November 8, 2011

2011 Third Quarter Financial Results

INTRODUCTION

This Management’s Discussion and Analysis (this “MD&A”) is dated November 8, 2011. It should be read in conjunction with the unaudited consolidated financial statements and notes thereto for Wi-LAN Inc. for the three and nine months ended September 30, 2011 (the “Financial Statements”). References in this MD&A to “WiLAN”, “our company”, “we”, “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP” or “GAAP”) and applicable United States Securities and Exchange Commission (“SEC”) regulations for interim financial information. These Financial Statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. Accordingly, this MD&A should be read in conjunction with our audited financial statements and notes for the year ended December 31, 2010, as amended on April 27, 2011 (as so amended, the “Audited Financial Statements”) and the related management’s discussion and analysis of financial condition and results of operations for our fiscal year ended December 31, 2010 dated March 1, 2011 (the “Annual MD&A”), each as filed with the Canadian securities regulators on SEDAR and with the SEC in our registration statement on Form 40-F on EDGAR.

Effective January 1, 2011, we changed our primary basis of accounting to U.S. GAAP from Canadian generally accepted accounting principles (“CDN GAAP”). We made the change to U.S. GAAP as a result of our listing on the NASDAQ Global Select Market and to facilitate comparisons with our industry peers, all of whom are listed in the United States and file their financial statements prepared in accordance with U.S. GAAP. Previously, we prepared our interim and audited financial statements in accordance with CDN GAAP and, with respect to our fiscal year ended December 31, 2010, included a reconciliation to U.S. GAAP in Note 19 to the Audited Financial Statements.

Effective January 1, 2011, we determined that our functional currency had changed from the Canadian dollar to the U.S. dollar (“USD”) as a result of the signing of significant license agreements in the first quarter and the listing of the Company’s shares on NASDAQ subsequently. Concurrent with this change in functional currency, we adopted the USD as our reporting currency. For presentation purposes, this change was effected for prior periods using the current rate method as follows: assets and liabilities were translated into USD at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period; and equity transactions were translated at the prevailing historical exchange rate at each transaction date.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of USD, with the exception of share and earnings per share data which is reported in number of shares and USD respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three and nine month periods ended September 30, 2011 and up to and including November 8, 2011.  Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2010, is available on-line at www.sedar.com and also on our website at www.WiLAN.com.  Our registration statement on Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

2011 Third Quarter Financial Results

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;

•	our expectation regarding the adoption and impact of certain accounting pronouncements;

•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;

•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;

•	our expectations with respect to the timing and amounts of any settlement agreements that may be entered into with respect to any of our litigation matters;

•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;

•	our estimates regarding our effective tax rate;

•	our expectations with respect to the sufficiency of our financial resources; and

•
our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2011 Third Quarter Financial Results

RISKS AND UNCERTAINTIES

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in this MD&A:

•	certain of our patents may be found to be invalid, unenforceable and/or not infringed by any specific third party;

•	we may be required to establish the enforceability of our patents in court in order to obtain material licensing revenues;

•	certain of our patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents;

•	licensing our patents can take an extremely long time and may be subject to variable cycles;

•	we are currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of our patent portfolio to generate future revenues and increased cash flows;

•	reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect us;

•	changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect us;

•	fluctuations in foreign exchange rates impact and may continue to impact our revenues and operating expenses, potentially adversely affecting financial results;

•	we will need to acquire or develop new patents to continue and grow our business;

•	we may not be able to compete effectively against others to acquire patent assets – any failure to compete effectively could harm our business and results of operations;

•	we have made and may make future acquisitions of technologies or businesses which could materially adversely affect us;

•	our acquisitions of patents are time consuming, complex and costly, which could adversely affect our operating results;

•	our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially;

•	we may require investment to translate our intellectual property position into sustainable profit in the market;

•	the generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation;

•	there can be no assurance as to the payment of future dividends;

•	our ability to recruit and retain management and other qualified personnel is crucial to our ability to develop, market and license our patented technologies;

•	the trading price of our debentures will be subject to many factors and may be volatile;

2011 Third Quarter Financial Results

•	we may face credit risk in respect of our debentures, which may also be subject to prior ranking indebtedness and an absence of covenant protection;

•	our debentures are structurally subordinate to the liabilities of our subsidiaries;

•	we may not be able to satisfy payments of interest and principal on our debentures;

•	certain WiLAN transactions may result in the conversion of our debentures;

•	upon any required conversion of our debentures, the value of their conversion privilege to certain holders may be adversely affected;

•	a change of control of WiLAN may adversely affect certain holders of our debentures;

•	the trading price of our common shares has been, and may continue to be, subject to large fluctuations;

•
as a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders;

•	we may lose our United States “foreign private issuer” status in the future, which could result in significant additional costs and expenses to us;

•	the financial reporting obligations of being a public company in the United States are expensive and time consuming, and place significant additional demands on our management;

•	an investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers;

•	our actual financial results may vary from our publicly disclosed forecasts;

•	if at any time we are classified as a passive foreign investment company (a “PFIC”) under United States tax laws, United States holders of our common shares may be subject to adverse tax consequences;

•	the acquisition of, investment in and disposition of our common shares has tax consequences;

•
substantial future sales of our common shares by existing shareholders, or the perception that such sales may occur, could cause the market price of our common shares to decline, even if our business is doing well;

•	we may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us;

•
our management has broad discretion over the use of the net proceeds from our recent bought deal financings and will have broad discretion over the use of proceeds from any financing we may complete in the future – if we do not use the proceeds effectively to develop and grow our business, an investment in our common shares could suffer;

•	certain Canadian laws could delay or deter a change of control; and

•	our authorized capital permits our directors to issue preferred shares which may prevent a takeover by a third party.

2011 Third Quarter Financial Results

These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements and forward-looking information.

NON-GAAP DISCLOSURE

We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring and other one-time charges and provision for income taxes. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. ADJUSTED EARNINGS IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. It does not have any standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similarly titled measures used by other companies. ADJUSTED EARNINGS SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

CORE BUSINESS AND STRATEGY

In mid-2006, we re-focused our business on technology innovation and licensing.  At that time, we had twenty patents which included certain patents we believed could be used in a licensing program.  In launching the new form of business, a key strategy was to strengthen the patent portfolio to sustain long term revenue opportunities and associated growth.

Over the past five years, we have grown our full time regular staff from 1 to 55, increased our patent portfolio from 20 patents to more than 1,400 issued or pending patents, signed more than 255 companies to licenses, and grown our annual revenues from just over $2 million to approximately $49 million in our 2010 fiscal year representing a compound annual growth rate of more than 100%. As a result of the increase in the breadth and depth of our patent portfolio, we now believe we have more than 40 separate key patent families available to license.  We define a patent family in this context as a patent or family of patents that we have mapped to a particular product or industry standard.

During the first quarter of fiscal 2011, we signed license agreements with a number of large semiconductor companies and several specific product vendors.  These actions resulted in the dismissal of four of our significant litigations.  We believe these license agreements will, over the next several years, generate significant revenues and the dismissal of these actions will assist in lowering our overall litigation expenses for the foreseeable future.

Our principal source of revenue is from licensing our own patent portfolio and licensing portfolios on behalf of third-party patent holders. We plan to build upon our significant base of signed license agreements and increase our licensing opportunities by growing our patent portfolio with a combination of technology innovation through internal research and development, patent acquisitions, licensing relationships with patent holders, and corporate mergers and acquisitions.

We have licensed patents to companies that sell products utilizing Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip technologies.

2011 Third Quarter Financial Results

Generally, our licensing agreements take into consideration rights to license the patents covered and past infringement. Revenues may be lump-sum settlements for licensing rights and/or past infringement, fixed-price agreements that are paid over a specified period of time or running royalties based on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees. Settlement of license agreements is generally made in cash, although we have in the past and may in the future settle license agreements with a combination of cash and in-kind patents. We may consider in-kind patents if the patents fit our value proposition and strategic objectives.

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Factors that may affect our royalty rates include: the clarity of the reads of patent claims on the products of the prospective licensee; the significance of the patented invention to the performance of such products; the strength of prior art that could invalidate the patents; the profitability of the products in question; the propensity of the prospective licensee to resist taking a license or to litigate; the number of patents that are applicable; the volume of products that infringe; the geographies into which infringing products are manufactured and sold; the prospective licensee’s future sales plans; and the prospective licensee’s financial status.

Notwithstanding early success in many areas, the United States and foreign environment for patent licensing companies such as ours has become increasingly difficult during the past several years due to developments in the United States and foreign judicial decisions. In this more difficult licensing environment, we will continue to adapt and evolve to achieve success. Recent examples of our evolution include the hiring of highly qualified specialists and subject matter experts in the applicable technologies, acquisition of patents that have strengthened our patent portfolio and multiple financing deals that have significantly strengthened our financial position. As well, we have recently signed significant license agreements with large industry leaders. We believe these recent accomplishments have established a strong foundation for our future operations and growth.

KEY STRATEGIC INITIATIVES

Technology Innovation
Building on our history of technology innovation which directly contributed to the commercialization of broadband wireless products more than a decade ago, we continue to engage in research and development (“R&D”) activities.

Our internal R&D efforts seek to generate new inventions in next generation communications technologies and to identify new technology/commercial product opportunities. With the goal of growing and strengthening our intellectual property portfolio, this technology innovation complements our ongoing activities to jointly license or acquire appropriate technology.

Licensing Capability Growth
Our licensing activities are carried out by a dedicated team of professionals including licensing executives and technical experts. The centralization of licensing activities allows us to license any portion of our patent portfolio, thereby achieving maximum value for our intellectual property. Growth of the team capability and expertise in technology, legal and patent domains will be managed on an ongoing basis taking into account our financial and operating performance.

Licensing Process Execution
We believe our licensing program has delivered significant results. To date, more than 255 companies have licensed our patented technologies including companies such as ASUSTeK Computer Inc., Atheros Communications, Inc. (“Atheros”), Broadcom Corporation  (“Broadcom”), CSR plc (“CSR”), Fujitsu Microelectronics America, Inc. and its affiliates (“Fujitsu”), Hon Hai Precision Co., Ltd., Infineon Technologies AG (“Infineon”), Intel Corporation (“Intel”), LG Electronics, Inc. (“LG”), Marvell Semiconductor, Inc. (“Marvell”), Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Nikon Corporation, Nokia Corporation (“Nokia”), Panasonic Corporation, Research In Motion Limited, Samsung Electronics Co., Ltd. and Sharp Corporation.

2011 Third Quarter Financial Results

Complementing our determination to reach license agreements through negotiation is our resolve to receive fair compensation for the use of our patented technologies. We are prepared to take all necessary steps, including investing in litigation, to ensure we receive fair value for the use of our patented technologies. We have launched several litigations and have responded to several actions filed against us, all in the areas of patent infringement.  Although we cannot anticipate how any litigation will affect ongoing settlement discussions, we believe it is likely that settlement discussions with parties named in a legal action will continue and some parties may be inclined to take licenses.

KEY PERFORMANCE DRIVERS

Markets
Our licensing performance is driven by our ability to license the technologies covered by our patents.

We expect to continue to generate virtually all of our revenues from licensing our patent portfolio and other technologies. We currently have a portfolio of more than 1,400 patents, including issued and pending patents and foreign equivalents, many of which we have licensed to companies that sell products that utilize the following technologies: Wi-Fi; CDMA; WiMAX; LTE; ADSL; DOCSIS; Bluetooth; and V-Chip.

The Institute of Electrical and Electronics Engineers, Inc. (the “IEEE”) is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b, g and n regarding the operation of that equipment. Similarly, IEEE standards 802.16 d and e define operations standards for WiMAX equipment.

Wi-Fi is a wireless technology standard that permits enabled devices to connect to the Internet through a wireless network, all based on IEEE 802.11 a, b, g or n protocols. Many consumer devices including personal computers, routers, gaming devices and peripheral devices rely on Wi-Fi protocols to connect to the Internet.

CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize and has a very strong position in the North American market and in many Asian and Caribbean nations. UMTS (Universal Mobile Telecommunications System) technology and its HSPA (High-Speed Packet Access) evolution, which are both CDMA-based, is the other main technology currently used in cellular phones.

WiMAX, based on IEEE 802.16 standards, is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including high-speed connectivity for computers and cellular phones.

LTE is a high performance air interface for cellular mobile communications systems and is competing with WiMAX for adoption by many wireless service providers worldwide as the next evolution in cellular phone technology. With the increase in “smart phone” penetration rates and the desire to share in the roaming revenues of out-of-network cellular phone users, many wireless service providers are working to move to a common air interface standard to promote interoperability.

ADSL is the most common method of providing high-speed Internet access over conventional telephone wiring, currently representing about two-thirds of the global market for broadband network access. We acquired US, Japanese and European ADSL and other telecommunications patent families from Nokia and Fujitsu.

DOCSIS is a standard that governs high-speed data transfer on cable networks and is used in most cable modem deployments in North America to provide high-speed Internet access, and in many digital set-top boxes to enable pay-per-view and on-demand television viewing features.

2011 Third Quarter Financial Results

Bluetooth is a wireless protocol for exchanging data over short distances between fixed and mobile devices that provides a way to connect and exchange information between devices such as mobile phones, laptop computers, digital cameras and other electronics equipment.

V-Chip technology permits television receivers to block programming based on ratings carried with the broadcast signal as detected by a television receiver that has been programmed by parents who wish to manage their children’s television viewing. V-Chip technology has been mandated by the US Federal Communications Commission to be included in all devices capable of receiving a television signal other than televisions having a screen size of thirteen inches or less.

We continue to evaluate all of the patents in our portfolio to determine whether they may be applicable to other technology and product areas.

The Wi-Fi, CDMA, WiMAX, LTE, ADSL, DOCSIS, Bluetooth and V-Chip markets with respect to which we have licensed many of our patents to date are large, multi-million or multi-billion dollar markets. Independent estimates of the size of the markets, based on the equipment-level sales in the calendar years noted, are as follows:

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Wi-Fi – 2011 North American sales of approximately 91 million notebook, netbook and tablet computers, $3.4 billion in worldwide Wi-Fi network infrastructure, and growing to include mobile handsets, portable media players, televisions, Blue-ray disc players, etc. (sources: DisplaySearch; Dell’Oro);

•	US CDMA – 2011 mobile CDMA and WCDMA handset sales of approximately 118 million units and base station sales of approximately $7.4 billion (sources: Strategy Analytics; Dell’Oro);

•	WiMAX – worldwide sales over $1.4 billion in 2011 and expected to grow at a compound annual growth rate of 11% from 2011 to 2015 (source: Dell’Oro);

•	LTE – infrastructure sales of over $7.7 billion expected for 2015, a 86% compounded annual growth rate over the USD$351 million in 2010 sales (source: Dell’Oro);

•	ADSL – ADSL equipment sales are expected to average over $4 billion annually for the next two years, with the subscriber base growing 8% over that period (sources: Dell’Oro);

•	DOCSIS – US sales of approximately 14 million cable modems and $625 million in cable modem termination systems sales in 2011 (source: Dell’Oro);

•
Bluetooth – worldwide Bluetooth semiconductor revenue going from $1.7 billion in 2007 to $3.3 billion by 2012, with approximately 70% of all mobile handsets having Bluetooth functionality by 2012 (source: IDC); and

•	V-Chip – sales of approximately 45.8 million digital televisions in North America in 2011, a growth rate of 4.1% over the previous year (source: DisplaySearch.com).

Financial Condition
Our financial strength, measured in terms of maintaining a solid balance sheet with strong cash reserves, is a critical element in our ability to execute on our strategy of signing patent licensing agreements.  Financial strength is also critical to facilitate strengthening our patent portfolio through patent acquisitions, entering into licensing relationships, generating patents on internally developed technology, and engaging in litigation when required.  In addition to our balance sheet, we consider our backlog of signed license agreements, measured in a weighted average life remaining term to be an important element of financial condition.  Based on the more than 255 licenses signed as of September 30, 2011 we believe our weighted average life remaining of signed licenses is more than five years.

2011 Third Quarter Financial Results

Financial strength is important when we engage in litigation in order to enforce our intellectual property rights since litigation costs are often significant. We believe that maintaining a substantial cash reserve is an important factor in convincing companies to enter into agreements and avoid protracted litigation.  Further, companies that are inclined to enter litigation with us need to understand our ability and resolve to carry these litigations through to completion.

Professional and Systematic Approach to Patent Licensing
A professional and systematic approach to patent licensing is essential to achieve success. We have developed our approach over several years and that approach is founded in a strong understanding of patent law, detailed infringement determinations, and fair and reasonable licensing terms.  We believe that our internal technical resources, supported by a network of external advisors, are a fundamental element in a successful licensing program as discussions with potential licensees quickly address technical issues.  This approach has been very successful for us as we have signed more than 255 licensees since mid-2006.  We believe that this approach can be utilized for any new technology markets that we may choose to enter.

Technology Development
We have a rich history of technology development and continue to have an active R&D program.  Our in-house R&D focuses on the development of advanced technologies that may have licensing applications in the future.  By focusing on anticipating problems with the adoption of new technologies, and developing patented solutions to these problems, we can continue to expand our overall licensing programs.

CAPABILITY TO DELIVER RESULTS
We believe we are well positioned to deliver continued strong financial performance due to our strong and growing patent portfolio, professional and systematic approach to licensing intellectual property, management team, track record of signing patent license agreements, significant base of signed agreements and solid financial position.

Strength of Patent Portfolio and Ability to Derive Value from Patents
As a result of patent acquisitions, licensing relationships and internal technology development, our patent portfolio has continued to grow in numbers, technological diversity and breadth of geographic coverage. As of September 30, 2011, we owned title to or controlled more than 1,400 patents and applications as compared with more than 970 at the end of fiscal 2010. The geographic and technological diversity of our patent portfolio helps to ensure that we will be able to garner royalties applicable to worldwide product sales.

As noted elsewhere in this MD&A, the weighted average life remaining for our current license agreements is more than five years, meaning we expect to collect revenues from these agreements for, on average, an additional five years although not necessarily equally year to year.

Patent Licensing Methodology
We have developed a methodology for our licensing programs that has yielded strong results since mid 2006 having generated cumulative revenues to the end of 2010 of more than $160,000.  When approaching a potential licensee, we present compelling reasons to enter into a license agreement with detailed infringement analysis along with a fair and reasonable license rate.  In many circumstances, we also present the potential licensee with a broad array of patents or families that may be applicable to the licensee thus increasing their risk of not signing a license. If the licensing discussions are stalled or abandoned, we may pursue the protection of our intellectual property through litigation. Without the willingness and capability to enforce patent rights through the courts, a licensing program may not gain credibility and traction in the market. We understand this dynamic and are prepared to use the court system to enforce our rights.

Patent Administration
Our licensing success depends on having a quality portfolio of patents that are not only technically valuable, but are properly filed and maintained in appropriate jurisdictions.  We devote a significant effort to the administration of our patent portfolio, ensuring any applications filed reflect the quality required in a licensing program.  We maintain a carefully balanced mix of internal and external patent administration resources to optimize patent quality.

2011 Third Quarter Financial Results

Workforce and Management
We employ individuals with unique skill sets and proven abilities to conclude patent license agreements. This is important, since strong patents are only part of what is needed to derive substantial revenues from a patent portfolio. Having expertise in the relevant markets, in patent portfolio development, and in patent licensing and litigation are as critical as having good patents. Our reputation and expertise, together with our proven ability to negotiate license agreements and litigate, if necessary, all contribute significantly to our ability to deliver patent licensing results.

Financial Strength
A strong financial position is an important underpinning for our success. We maintained a cash, cash equivalents, and short-term investments balance throughout the year ending December 31, 2010 of more than $86,000.  Through that same period, we completed a bought deal financing providing net cash proceeds of $20,742 in funding, acquired patents with a value of $5,178, and returned $4,716 to shareholders through dividends.  We achieved these results while financing our current operations including our significant litigation investments. In the first nine months of 2011, we signed significant license agreements with major technology corporations which are expected to provide significant cash flows for several years, completed a bought deal financing with net cash proceeds of approximately $71,948, acquired patents with a value of $10,054, issued 6.0% extendible convertible unsecured subordinated debentures (“Debentures”) pursuant to an indenture (the “Indenture”) dated September 8, 2011 between WiLAN and Computershare Trust Company of Canada, as trustee with net cash proceeds of approximately $220,560 and returned $7,555 to shareholders through dividends.  As at September 30, 2011, we have a cash, cash equivalents, and short-term investments balance of $196,972, net of internally restricted cash of $220,565. On November 1, 2011, our offer to purchase all the issued and outstanding shares of MOSAID Technologies Incorporated (“MOSAID”) expired as the initial take up of 66 2/3% of the outstanding shares of MOSAID was not achieved. As a result, the maturity date of the Debentures will be January 31, 2012 and may be extended to March 31, 2012 at our discretion. We will be required to repay in cash the aggregate principal amount of the outstanding Debentures of CDN $230,000 and accrued and unpaid interest. We expect to repay the aggregate principal amount and accrued and unpaid interest by January 31, 2012.

2011 Third Quarter Financial Results

RESULTS AND OUTLOOK

Overall performance
This MD&A discusses our performance for the three (3) and nine (9) months ended September 30, 2011 and 2010.

	Three months ended September 30, 2011		Three months ended September 30, 2010		Nine months ended September 30, 2011		Nine months ended September 30, 2010
	$000's	%	$000's	%	$000's	%	$000's	%
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Revenues
Royalties	$26,825	96	$10,790	100	$80,589	99	$34,575	90
Brokerage	996	4	-	-	996	1	3,679	10
	27,821	100	10,790	100	81,585	100	38,254	100

Operating expenses
Patent licensing	1,591	6	1,002	9	3,336	4	4,444	12
Litigation	1,231	4	6,719	62	14,873	18	17,157	45
Research and development	1,857	7	805	7	4,628	6	2,437	6
General and administrative	2,670	10	1,785	17	7,659	9	5,151	13
Foreign exchange (gain) loss	(1,706)	(6)	(262)	(2)	(1,302)	(2)	(101)	(0)
Unrealized foreign exchange (gain) loss	12,692	46	(112)	(1)	9,830	12	(64)	(0)
Stock-based compensation	1,515	5	392	4	3,046	4	1,484	4
Depreciation & amortization	5,667	20	5,188	48	16,269	20	15,451	40
Restructuring charges	-	-	726	7	-	-	726	2
Total operating expenses	25,517	92	16,243	151	58,339	72	46,685	122
Investment income	2,246	8	162	2	3,028	4	445	1
Interest expense	808	3	-	-	808	1	-	-
Transaction costs	1,245	4	-	-	1,245	2	-	-
Accretion of debt discount	537	2	-	-	537	1	-	-
Unrealized gain on conversion feature	(8,530)	(31)	-	-	(8,530)	(10)	-	-
Financing costs	3,649	13	-	-	3,649	4	-	-
Earnings (loss) before income taxes	6,841	25	(5,291)	(49)	28,565	35	(7,986)	(21)

Provision for income tax (recovery) expense
Current	908	3	727	7	2,632	3	2,494	7
Deferred	(1,384)	(5)	-	-	(11,482)	(14)	-	-
Provision for income tax (recovery) expense	(476)	(2)	727	7	(8,850)	(11)	2,494	7
Net earnings (loss)	$7,317	26	$(6,018)	(56)	$37,415	46	$(10,480)	(27)

Earnings (loss) per share
Basic	$0.06		$(0.06)		$0.31		$(0.10)
Diluted	$0.06		$(0.06)		$0.30		$(0.10)

Weighted average number of common shares
Basic	123,443,900		103,334,579		120,994,489		102,754,251
Diluted	125,618,973		103,334,579		123,488,133		102,754,251

•
Revenues for the three and nine months ended September 30, 2011 were $27,821 and $81,585, respectively, representing an increase of $17,031 or 158% and $43,331 or 113%, respectively, over the three and nine month periods ended September 30, 2010;

•
Operating expenses for the three and nine month periods ended September 30, 2011 were $25,517 and $58,339 , respectively, which represents an increase of $9,274 or 57% and $11,654 or 25%, respectively, as compared to the three and nine month periods ended September 30, 2010;

•
Net earnings for the three and nine month periods ended September 30, 2011 were $7,317 or $.06 per basic and diluted share and $37,415 or $0.31 per basic share and $0.30 per diluted share, respectively, as compared to a net loss for the three and nine month periods ended September 30, 2010 of $6,018 or $0.06 per basic and diluted share and $10,480 or $0.10 per basic and diluted share, respectively.   Net earnings for the nine month period ended September 30, 2011included benefits of $13,574 as a result of the reversal of a portion of our valuation allowance related to our deferred tax assets.

2011 Third Quarter Financial Results

The table below reconciles the net earnings to the adjusted earnings we have reported.

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

Net earnings (loss)	$7,317	$(6,018)	$37,415	$(10,480)

Adjusted for:
Unrealized foreign exchange (gain) loss	12,692	(112)	9,830	(64)
Depreciation and amortization	5,667	5,188	16,269	15,451
Stock-based compensation	1,515	392	3,046	1,484
Restructuring & other one time charges	285	726	285	726
Interest expense	808	-	808	-
Transaction costs	1,245	-	1,245	-
Investment income	(1,940)	-	(2,073)	-
Accretion of debt discount	537	-	537	-
Unrealized gain on conversion feature	(8,530)	-	(8,530)	-
Amortization of deferred financing costs	3,649	-	3,649	-
Provision for (recovery of) income tax expense	(476)	727	(8,850)	2,494
Adjusted earnings	$22,769	$903	$53,631	$9,611

The adjusted earnings for the three and nine month periods ended September 30, 2011 were $22,769 and $53,631, respectively, as compared to $903 and $9,611 for the comparable periods in 2010.  The increase in adjusted earnings for the three and nine month periods ended September 30, 2011 is primarily attributable to the increase in revenue and a decrease in litigation expenses.

Revenues
Revenues for the three and nine months ended September 30, 2011 were $27,821 and $81,585, respectively, representing an increase of $17,031 or 158% and $43,331 or 113%, respectively, over the three and nine month periods ended September 30, 2010.

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

Revenues	$27,821	$10,790	$81,585	$38,254
Increase from comparative period	158%		113%

Our revenues are derived from four principal sources: (i) running royalty agreements pursuant to which licensees pay us royalties based on either a percentage of the net selling price of licensed products or a fixed fee per licensed product sold; (ii) fixed fee royalties consisting of a set quarterly or annual amount for all licensed products sold by licensees; (iii) one-time lump sum fees to cover the sale of all licensed products by a particular licensee, subject to certain limitations; and (iv) the outright sale of patents providing the acquirer exclusive rights to the technology (“Brokerage”).  License agreements are generally for a five to eight year period but can be significantly longer. We consider revenue to be earned when we have persuasive evidence of an arrangement, all obligations that we need to perform have been fulfilled in accordance with the terms of the license agreement, including delivery and acceptance, the revenue amount is reasonably determinable and collection is reasonably assured.

Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, the impact of seasonality and other market factors on their respective businesses and other factors outside of our control. The impact of these factors may become less significant in the future given the significant license agreements signed during the first six months of fiscal 2011. See “Risk Factors” below for more detailed information.

2011 Third Quarter Financial Results

Revenue is comprised as follows:

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	%	%	%	%

Royalties	96%	100%	98%	95%
Brokerage	4%	0%	2%	5%
	100%	100%	100%	100%

Three licensees each accounted for more than 10% of revenues from royalties for the three month period ended September 30, 2011 and one licensee accounted for more than 10% of revenues from royalties for the nine month period ended September 30, 2011, whereas three licensees each accounted for more than 10% of revenues from royalties for the three and nine month periods ended September 30, 2010, respectively.  For the three and nine month periods ended September 30, 2011, the top ten licensees accounted for 80% and 76% of revenues from royalties, whereas in the comparable period last year the top ten licensees accounted for 84% and 78% of revenues from royalties, respectively.

One customer accounted for 100% of the revenues from Brokerage for the three and nine month periods ended September 30, 2011 and 2010 pursuant to the sale of certain wireless patents. We may sell patents from our portfolio when we believe the revenue from an outright sale of patents is greater than what can be derived from licensing the patents.

Patent licensing expense
Patent licensing expense includes all costs associated with our patent licensing activities including any third-party royalty payments required under royalty arrangements, staff costs, and other costs incurred in conducting license negotiations.  We also include, as a patent licensing expense, any business development costs related to sourcing new patent portfolios or developing new strategic partnerships.

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

Patent licensing	$1,591	$1,002	$3,336	$4,444
Percent of revenue	6%	9%	4%	12%
Increase (decrease) from comparative period	59%		(25)%

Patent licensing expenses for the three and nine month periods ended September 30, 2011 were $1,591 or 6% of revenues and $3,336 or 4% of revenues, respectively, as compared to $1,002 or 9% of revenues and $4,444 or 12% of revenues for the same periods last year.  The increase in expenses for the three months ended September 30, 2011, over the comparative period is primarily attributable to the costs associated with the brokerage revenue recorded in the period, and third-party royalty payments related to royalty arrangements.  The decrease in expenses for the nine months ended September 30, 2011 as compared to the same period last year is primarily attributable to lower costs associated with the brokerage revenue. In general, patent licensing expenses are proportional to the breadth and depth of our licensing and patent brokerage programs; these expenses should be expected to increase as we add licensing and patent brokerage programs to our business operations.

2011 Third Quarter Financial Results

Litigation expense
Our litigation expenses consists of all expenses related to the management and conduct of our litigation activities and include the costs of internal resources assigned to the litigation management function, external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of litigations.

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

Litigation	$1,231	$6,719	$14,873	$17,157
Percent of revenue	4%	62%	18%	45%
Decrease from comparative period	(82)%		(13)%

For the three and nine month periods ended September 30, 2011, litigation expenses amounted to $1,231 and $14,873, respectively, representing a decrease of 82%  and 13%, respectively as compared to the three month  and nine month periods ended September 30, 2010.   The decrease in litigation expenses for the three and nine month periods ended September 30, 2011 is a result of the various settlements we entered into during the first quarter of fiscal 2011.  As a result of these various settlements, our litigation expenses are expected to decrease substantially for the full 2011 fiscal year excluding the impact of any success fees that may be payable during the year.

Our Texas patent enforcement actions accounted for approximately 33% and 78% of our litigation spending for the three and nine month periods ended September 30, 2011, respectively, and our New York action accounted for approximately 14% and 12% of our litigation spending in these periods.   Our Texas patent enforcement actions accounted for approximately 61% and 71% of our litigation spending in the three and nine month periods ended September 30, 2010, respectively, and the New York action accounted for 14% and 7% during the same periods.

In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

As noted above, this MD&A should be read in conjunction with our Annual MD&A; since March 1, 2011, the following significant developments have occurred with respect to the legal proceedings disclosed in the Annual MD&A.

As previously disclosed, in certain of our patent infringement litigations we have been represented by the law firm of McKool Smith (“McKools”). Pursuant to our engagement with McKools, in consideration for a discount on fees, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a small percentage of the proceeds actually received from these litigations up to a maximum of $28,000. Pursuant to the license agreements and settlements relating to these litigations signed to date, we expect to collect proceeds from these litigations over the next six years.  Should we collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee.  However, as at the September 30, 2011, we believe that there is significant uncertainty around the amount and timing of the success fee and accordingly, no amounts have been accrued with respect to the success fee as it is not yet estimable.  During the fourth quarter of this year, management will continue to evaluate the expected liability based on the amounts collected to date and to the extent that the uncertainty is removed, we will measure and report the associated liability accordingly.

2011 Third Quarter Financial Results

In October 2007, we initiated two patent infringement actions in the U.S. District Court for the Eastern District of Texas (the “EDTX Court”) related to Wi-Fi, CDMA and DSL technologies in laptops and wireless router equipment.  These litigations have been dismissed pursuant to license agreements signed with semiconductor vendors Atheros, Broadcom, CSR, Intel, Marvell, Ralink Technology Corporation and Realtek Semiconductor Corporation or agreements directly with specific product vendors.  The majority of the licensing obligations of the product vendors are covered by license agreements signed with their semiconductor suppliers.  In addition, our settlement with Intel has resulted in the dismissal of litigation involving WiMAX technologies filed by Intel in October 2008 in the U.S. District Court for the Northern District of California (the “NDCAL Court”).

In July 2008, we filed a complaint of patent infringement against a number of companies in the EDTX Court related to Wi-Fi and CDMA technologies in cellular handsets. We settled this action with the last remaining defendant, Personal Communication Devices, LLC (“PCD”), in April 2011 on confidential financial terms.  With the dismissal of PCD and license agreements previously announced with LG Electronics, Inc., Motorola Solutions, Inc., Motorola Mobility, Inc., Research In Motion Limited and UTStarcom Inc., this action has been dismissed.

On December 28, 2009, Calix Networks, Inc. (“Calix”) filed a complaint in the NDCAL Court for declaratory relief against us with respect to our 323 patent and our US patent number 6,763,019. On September 29, 2010, we filed an answer to the Calix complaint.  This action was settled by the parties in April 2011.

On January 10, 2010, we commenced an action (the “V-Chip Case”) against LG Electronics, Inc. and LG Electronics U.S.A., Inc. (collectively, “LGE”) in the U.S. District Court for the Southern District of New York (the “SDNY Court”). We have claimed that LGE has breached its contract with us and infringed our US patent number 5,828,402 (the “402 patent”) with respect to televisions sold by LGE in the United States. On August 2, 2011, the Magistrate Judge assigned to the V-Chip Case provided his recommendations to the District Court Judge in the V-Chip Case with respect to summary judgment motions brought by both sides, including his recommendation that LGE’s motion for summary judgment on non-infringement of the 402 patent be granted. We filed objections to these recommendations in August 2011 with the District Court Judge of the SDNY Court whose decision on all such summary judgment motions is expected in due course.

On October 5, 2010, we filed claims against 11 major companies including Alcatel-Lucent USA Inc., Ericsson Inc., Sony Ericsson Mobile Communications (USA) Inc., HTC Corporation (“HTC”) and LGE in the EDTX Court.  We have claimed that these companies have infringed and continue to infringe our US patent numbers 6,088,326, 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. On December 23, 2010, we announced that we had settled all wireless patent litigation against LGE including this action. A schedule was set in this action on July 6, 2011 setting dates for, among other matters, a claims construction or “Markman” hearing on April 26, 2012 and a trial of 6-8 days in length starting on April 8, 2013. We are not represented by McKools in this action and, therefore, this action is not subject to the success fee as described above.

On February 2, 2011, we filed claims against HTC, HTC America Inc., and Exedea, Inc. in the EDTX Court related to Wi-Fi and CDMA technologies in cellular handsets. The defendants in this action have filed answers and affirmative defenses to this action. We continue to proceed towards the discovery phase of this action.

On September 1, 2011, we filed claims against 9 major companies including Apple Inc., Alcatel-Lucent USA Inc., Dell, Inc., Hewlett-Packard Company and HTC in the EDTX Court.  We have claimed that these companies have infringed and continue to infringe our US patent numbers RE37,802 and 5,585,555 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to CDMA2000, HSPA, WiFi and LTE standards. We expect answers from the defendants in this action to be filed and served in due course.

In September 2011, WiLAN, its wholly-owned subsidiary Gladios IP Inc. (“Gladios”), and WiLAN’s employee Paul Lerner, were served with a complaint issued in the U.S. District Court for the Southern District of New York by General Patent Corporation with respect to a number of claims against each of WiLAN, Gladios and Mr. Lerner. Motions for an injunction in this action to bar Mr. Lerner from working for WiLAN or Gladios are currently taking place, which each of the Company, Gladios and Mr. Lerner are opposing. WiLAN and Gladios will file replies and defences to this action in due course. To date, it has not been determined if legal liability exists, and accordingly, no provision has been made in our financial statements.

2011 Third Quarter Financial Results

Research and development expense
	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

Research and development	$1,857	$805	$4,628	$2,437
Percent of revenue	7%	7%	6%	6%
Increase from comparative period	131%		90%

We designed, developed and sold or licensed a variety of advanced digital wireless technologies, systems and products since our inception in the early 1990s until 2006. Over the course of our history, our strength has been our ability to explore emerging technologies, identify needs created by the development of advanced wireless systems and build technologies for those new requirements.  Today, we are focusing our R&D efforts on advanced wireless technologies and, in particular, on technologies applicable to the use of whitespace frequencies (those previously occupied by analog television broadcast signals) for broadband access and LTE base station applications.  These efforts have fostered inventions that form the basis of a number of new patent applications.  The costs associated with these efforts, principally staff costs and certain external consultants, are classified as R&D.

We also consider the expenses related to the management of our patent portfolio as R&D costs as they directly relate to our most important asset, our patents.  The management of our patent portfolio involves filing patent applications, prosecuting patent applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired and other general administrative tasks.   Many of these costs are directly related to the size and depth of our patent portfolio.

For the three and nine month periods ended September 30, 2011, R&D expenses were $1,857 and $4,628, respectively,  as compared to $805 and $2,437 for the three and nine month periods ended September 30, 2010, respectively. The increase in spending for the three and nine month periods ended September 30, 2011, is primarily attributable to the incremental level of staff employed in the two principal R&D initiatives noted above and increased costs associated with the size and breadth of our patent portfolio.

General and administrative expense
	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

General and administrative	$2,670	$1,785	$7,659	$5,151
Percent of revenue	10%	17%	9%	13%
Increase from comparative period	50%		49%

General and administrative (“G&A”) expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, communications and information technology and all costs associated with being a public company. For the three and nine month periods ended September 30, 2011, these expenses amounted to $2,670 or 10% of revenues and $7,659 or 9% of revenues, respectively, as compared to $1,785 or 17% of revenue and $5,151 or 13% for the three and nine month periods ended September 30, 2010, respectively.  The increase in spending for the three and nine month periods ended September 30, 2011 as compared to last year is primarily attributable to increased compensation expense.

Other than compensation tied to commissions, restricted share units (“RSUs”) and deferred share units (“DSUs”), our management does not expect these costs to increase substantially in the foreseeable future as all principal roles are presently staffed, facilities are sufficient and administrative activities for the three months ended September 30, 2011 are believed to be comparable to those expected in the foreseeable future.

2011 Third Quarter Financial Results

Realized foreign exchange gain/loss
	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

Realized foreign exchange gain	$(1,706)	$(262)	$(1,302)	$(101)
Percent of revenue	(6)%	(2)%	(2)%	0%
Increase from comparative period	551%		1,189%

Our realized foreign exchange gain represents the gain on unhedged transactions denominated in currencies other than our functional currency, U.S. dollars.

Unrealized foreign exchange gain/loss
	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

Unrealized foreign exchange (gain) loss	$12,692	$(112)	$9,830	$(64)
Percent of revenue	46%	(1)%	12%	0%
Increase from comparative period	11,232%		15,259%

Our unrealized foreign exchange loss for the three and nine months ended September 30, 2011 was attributable to the revaluation of our Canadian dollar denominated cash, cash equivalents, short-term investments, and convertible debenture as a result of the decrease in the value of the Canadian dollar relative to the U.S. dollar throughout the reporting period.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities in currencies other than U.S. dollars.

Stock-based compensation expense
	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

Stock-based compensation	$1,515	$392	$3,046	$1,484
Percent of revenue	5%	4%	4%	4%
Increase from comparative period	286%		105%

Stock-based compensation expense relates to options granted under our share option plan.  We recorded an expense of $1,515 and $3,046 for the three and nine month periods ended September 30, 2011, respectively, as compared to $392 and $1,484 for the three and nine month periods ended September 30, 2010, respectively.

During the nine month period ended September 30, 2011, we issued 2,419,168 common shares pursuant to the exercise of options for proceeds totaling $5,702. During that same period, we granted 3,580,500 options under our share option plan, at exercise prices per option ranging from CDN$5.52 to CDN $7.09. These options have a six year life and vest over three years.  Also during the period, 290,333 options were cancelled as they related to former employees.

2011 Third Quarter Financial Results

Depreciation and amortization expense
	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

Depreciation & amortization	$5,667	$5,188	$16,269	$15,451
Percent of revenue	20%	48%	20%	40%
Increase from comparative period	9%		5%

Depreciation and amortization expense represents the charge related to acquired patents and capital equipment. We recorded $5,667 and $16,269 of depreciation and amortization for the three and nine month periods ended September 30, 2011, respectively, as compared to $5,188 and $15,451 for the three and nine month periods ended September 30, 2010, respectively.  The increase in absolute dollars is a result of the acquisitions we completed during fiscal 2010 and the first six months of 2011.

A key element of our strategy involves acquiring additional patents or obtaining exclusive licensing arrangements through relationships with patent holders that may be accounted for as acquisitions.  Any further acquisitions will increase this depreciation and amortization expense from our current levels.  We have acquired approximately $184,000 in patents since November 1, 2006.

Investment income
Our recorded investment income for the three and nine month periods ended September 30, 2011 was $2,246 and $3,028, respectively, as compared to $162, and $445 for the three and nine month periods ended September 30, 2010.  Investment income includes interest earned on deposits and short-term investments, as well as, gains on equity holdings. For the three and nine month periods ended September 30, 2011, investment income included gains on equity holdings of $1,940 and $2,073, respectively. The increase in investment income is attributable to gains on equity holdings and increased cash position and increased yields available on our cash and short-term investments.

Interest expense and financing costs
	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

Interest expense	$808	$-	$808	$-
Accretion of debt discount	537	-	537	-
Unrealized gain on conversion feature	(8,530)	-	(8,530)	-
Amortization of financing costs	3,649	-	3,649	-
	$(3,536)	$-	$(3,536)	$-

We issued Debentures on September 8, 2011 and September 12, 2011, and for the three and nine months ended September 30, 2011 recognized interest expense and other related costs associated with the related debt.

The Debentures were recorded at their relative fair value and the accretion of the discount is being amortized over the estimated term of the Debentures.

The conversion feature of the Debentures is carried at its fair value and calculated using the Black-Scholes model and the foreign exchange rate in effect at each balance sheet date and the corresponding adjustment is recorded as an unrealized gain/loss.The costs associated with the issuance of the debt were allocated to the Debentures and the conversion feature of the Debentures. The financing costs allocated to the Debenture were capitalized and amortized over the estimated term of the Debentures. The financing costs allocated to conversion feature were recorded as a period expense for the three and nine months ended September 30, 2011.

2011 Third Quarter Financial Results

We expect to repay the aggregate principal amount of the Debentures and all related accrued and unpaid interest thereon by January 31, 2012.

During the three and nine months ended September 30, 2011, we incurred $1,245 of costs related to our offer to purchase all of the issued and outstanding shares of MOSAID.

Income taxes
	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$000's	$000's	$000's	$000's

Current income tax expense	$908	$727	$2,632	$2,494
Deferred tax (recovery) expense	(1,384)	-	(11,482)	-
Provision for (recovery of) income tax expense	$(476)	$727	$(8,850)	$2,494

Current income tax expense as a percent of revenue	3%	7%	3%	7%

Income tax recovery for the three and nine month periods ended September 30, 2011 was $476 and $8,850, respectively  as compared to an income tax expense of $727 and $2,494 for the same periods last year.  Income tax expense is recognized based on our management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the year ended December 31, 2010 was 31% and the nine months ended September 30, 2011 was 28%.

As a result of signing significant license agreements in the first quarter and the related dismissal of our most costly litigations, we determined that it is more likely than not that the majority of our deferred income tax assets will be realized. Accordingly, we reversed $13,574 of the valuation allowance previously carried at December 31, 2010 in the first quarter of 2011.  We assessed the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty. There is a valuation allowance of $4,617 as at September 30, 2011 (December 31, 2010 - $14,616).  We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.

We claim R&D expenditures and related investment tax credits based on our interpretation of the applicable legislation in the Income Tax Act (Canada). These claims are subject to review by the Canada Revenue Agency. For the nine month period ended September 30, 2011, we recorded non-refundable investment tax credits earned in prior years of $6,027 as a deferred tax recovery.

The current income tax expense for the three and nine month periods ended September 30, 2011 and 2010, consisted of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three and nine month periods ended September 30, 2011 was 3% of revenue as compared to 7% of revenues for the three and nine month periods ended September 30, 2010, respectively. The decrease in withholding tax expense as a percentage of revenue is attributable to the increase in revenue from jurisdictions for which there is treaty relief.

2011 Third Quarter Financial Results

Summary of quarterly performance
(Unaudited)
Thousands of U.S. dollars except per share amounts	Three months ended September 30, 2011	Three months ended June 30, 2011	Three months ended March 31, 2011	Three months ended December 31, 2010

Revenues	$27,821	$27,419	$26,345	$10,982

Net earnings (loss) per share
Basic	$0.06	$0.09	$0.19	$(0.11)
Diluted	$0.06	$0.09	$0.19	$(0.11)

Adjusted earnings (loss)	$22,769	$20,313	$10,549	$(4,818)

Adjusted earnings (loss) per share
Basic	$0.18	$0.17	$0.10	$(0.05)
Diluted	$0.18	$0.17	$0.10	$(0.05)

Weighted average number of common shares
Basic	123,443,900	117,081,518	104,877,986	103,334,579
Diluted	125,618,973	119,875,722	104,877,986	103,334,579

Thousands of U.S. dollars except per share amounts	Three months ended September 30, 2010	Three months ended June 30, 2010	Three months ended March 31, 2010	Two months ended December 31, 2009	Three months ended October 31, 2009

Revenues	$10,790	$11,589	$15,875	$353	$8,496

Net earnings (loss) per share
Basic	$(0.06)	$(0.05)	$0.01	$(0.11)	$0.16
Diluted	$(0.06)	$(0.05)	$0.01	$(0.11)	$0.16

Adjusted earnings (loss)	$903	$1,228	$7,480	$(7,543)	$1,836

Adjusted earnings (loss) per share
Basic	$0.01	$0.01	$(0.08)	$0.03	$0.04
Diluted	$0.01	$0.01	$(0.08)	$0.03	$0.04

Weighted average number of common shares
Basic	103,334,579	102,122,809	101,854,048	101,777,058	94,375,558
Diluted	103,334,579	103,603,458	101,854,048	102,853,902	94,375,558

2011 Third Quarter Financial Results

CAPITAL AND LIQUIDITY
Cash and cash equivalents, and short-term investments amounted to $196,972 at September 30, 2011, net of internally restricted cash of $220,565, representing an increase of $87,365 from the $109,607 held at December 31, 2010.

At September 30, 2011 we had working capital of $221,715, patent finance obligations of $5,807 which relates to deferred payment terms on patents we acquired during the three months ended March 31, 2011, and $216,434 of long term debt.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at September 30, 2011, we had no borrowings under this facility.

On September 8, 2011and September 12, 2011, we completed an offering of Debentures having an aggregate principal amount of CDN $230,000. The net proceeds from the offering were approximately CDN $218,000, after deducting issuance costs. The net proceeds of the offering were intended to be used to purchase all of the issued and outstanding common shares of MOSAID pursuant to the offer to purchase dated August 23, 2011 and, therefore, the net proceeds have been classified as internally restricted cash. Should we not acquire the issued and outstanding common shares of MOSAID the Debentures will mature on January 31, 2012 and may be extended to March 31, 2012 at our discretion. Subsequent to the end of the quarter, the offer to purchase MOSAID expired; we expect to repay the aggregate principal amount of the Debentures of CDN $230,000 and all related accrued and unpaid interest thereon by January 31, 2012.

We plan to use our unrestricted cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolio to companies around the world. It is difficult to predict the timing and nature of future licenses.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares and debt securities to the public.

OUTSTANDING COMMON SHARE DATA
We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series.  As at September 30, 2011, there were 123,564,343 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan.  Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at September 30, 2011, 12,356,434 common shares combined.  As at September 30, 2011, we have 7,711,884 options outstanding and 72,067 DSUs outstanding.

2011 Third Quarter Financial Results

FINANCIAL INSTRUMENTS
We are exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk
Credit risk is the risk of financial loss to us if a licensee or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and forward foreign exchange contracts.

Our cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Our management does not expect any counter-party to fail to meet their obligations.

Our exposure to credit risk with our accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. Our licensees are currently, for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan and China. Credit risk from accounts receivable encompasses the default risk of our licensees. Prior to entering into license agreements with new licensees we assess the risk of default associated with the licensee. In addition, on an ongoing basis, we monitor the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, take appropriate action to follow up on those balances considered overdue. We have had no significant bad debts for any periods presented.

We do not believe that there is significant credit risk arising from any of our licensees for which revenue has been recognized. If one of our major licensees is unable to settle amounts due, however, the impact on us could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amount. At September 30, 2011, one licensee accounted for 10% or more of total accounts receivable (December 31, 2010 – two).

Financial assets past due
The following table provides information regarding the aging and collectability of our accounts receivable balances as at September 30, 2011:

Not past due	$4,650
Past due 1 - 30 days	2,831
Past due 31 - 60 days	86
Past due 61 - 90 days	-
Over 91 days past due	98
Less allowance for doubtful accounts	(34)
Total accounts receivable	$7,631

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, November 8, 2011, approximately $2,876 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and we continue to conduct business with them on an ongoing basis. Accordingly, our management has no reason to believe that this balance is not fully collectable in the future.

We review financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the applicable licensee to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2011, we had a provision for doubtful accounts of $34 (December 31, 2010 - $5) which was made against accounts receivable where collection efforts to date have been unsuccessful.

2011 Third Quarter Financial Results

Fair Values
We believe that the carrying values of our financial instruments approximate their fair values because of the short terms to maturity in the case of cash and cash equivalents, short-term investments, internally restricted cash, accounts receivable, and accounts payable.  The financial liability related to the patent finance obligation was classified as a loan and recorded at inception using a discount rate of 4.75% which we consider to be the risk adjusted interest rate at September 30, 2011.  The Debentures were recorded at inception using an interest rate of 9.0% which was based on benchmark yields of similar debt instruments excluding the conversion feature and therefore we consider the carrying value approximates the fair value as at September 30, 2011. The conversion feature is carried at fair value and calculated using the Black-Scholes model and the foreign exchange rate in effect at the end of the period. We do not have any financial assets that are required to be re-measured at fair value at each balance sheet date.

Market risk
Market risk is the risk to us that the fair value of future cash flows from our financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of our generating revenues in foreign currencies.

Interest rate risk
The only financial instruments that expose us to interest rate risk are our cash and cash equivalents and short-term investments. Our objective in managing our cash and cash equivalents and short-term investments is to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with our banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, we only place investments with Canadian chartered banks and ensure that access to the amounts placed can be obtained on short-notice.

Currency risk
A portion of our revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its financial performance in U.S. dollars, our operating results are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. Any decrease in the value of the Canadian dollar relative to the U.S. dollar has an unfavourable impact on Canadian dollar denominated revenues and a favourable impact on Canadian dollar denominated operating expenses. Recently, decreases in the value of the Canadian dollar relative to the U.S. dollar have had a positive impact on our Canadian dollar denominated operating expenses. Approximately 80% of our cash and cash equivalents and short term investments, all of our Debentures and the conversion feature of the Debentures are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. The recent decrease in the value of the Canadian dollar relative to the US dollar have had a negative impact on our Canadian dollar denominated cash and cash equivalents short-term investments, and internally restricted cash, and a positive impact on our Debentures and their conversion feature.

We may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that we engage in risk management activities related to foreign exchange rates, we may be subject to credit risks associated with the counterparties with whom we contract.

Our objective in obtaining forward foreign exchange contracts is to manage our risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars and to secure our profitability on anticipated future cash flows. We do not use forward foreign exchange contracts for speculative or trading purposes.

2011 Third Quarter Financial Results

CRITICAL ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION OF POLICIES, AND CRITICAL ESTIMATES
Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results. The preceding discussion outlines our significant accounting policies and practices adopted under U.S. GAAP. The following outlines the accounting policies and practices involving the use of professional judgment and estimates that are critical to determining our financial results.

Revenue recognition
Application of the accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Revenue arrangements may be comprised of multiple elements. Judgment is required in determining the deliverables that exist in an arrangement and the nature of these deliverables. Revenue recognition requires the arrangement fee to be allocated to the elements on a relative fair value basis. Judgment and estimates are required when determining the relative fair value of elements utilizing standalone prices for similar deliverables where it exists or third party evidence of standalone price or internally generated estimates of standalone price. Revenue for elements of a license arrangement treated as a sale is recognized when delivered. Judgment is required in determining when delivery has occurred including assessing if significant obligations exist that must be completed and the timing of when the significant risks and rewards of ownership have been transferred.

Certain arrangements may contain extended payment terms. Judgment is required in determining if the payment terms impact the ability to recognize revenue due to concerns over collectability arising from credit risk or the risks of granting concessions.

Share-Based Payments
We have a Share Option Plan for our employees, officers, directors and consultants that we record at fair value. The fair value of our options is determined using the Black-Scholes option pricing model and judgments to estimate the term of our options, the volatility of our common shares and future dividends. In addition, judgment is required in estimating the amount of option awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our operating results could be materially impacted.

Investment Tax Credits
At September 30, 2011, we have approximately $6,154 (December 31, 2010 - $5,884) of non-refundable investment tax credits carried forward, relating primarily to past R&D. These credits can be applied against future income taxes payable and are subject to a 20 year carry forward period. Judgment is required in determining the amount of unutilized investment tax credits to accrue. In assessing the potential utilization of investment tax credits, we have considered whether it is more likely than not that some portion or all of the unutilized investment tax credits will be realized based upon estimates of our anticipated income tax position in future periods. During the first quarter of 2011, we recorded a deferred income tax recovery associated with our non-refundable investment tax credits of $5,951 as we have determined it is more likely than not that these credits will be utilized. We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.

Valuation of Deferred Income Tax Assets and Future Income Tax Expense (Recovery)
As at September 30, 2011, we had accumulated $19,410 of unused R&D expenditures for income tax purposes. These deductions are available without expiry to reduce future year’s taxable income. We also had approximately $51,210 of tax losses available for carry forward. As a result, as of September 30, 2011, we have a deferred income tax asset of $15,730 which has been fully booked. Judgment is required in determining the amounts of deferred income tax assets and liabilities and the related valuation allowance recorded against the net deferred income tax assets. In assessing the potential realization of deferred income tax assets, we have considered whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. Our management assesses the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty. We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.  As at September 30, 2011, we had a valuation allowance of $4,617 (December 31, 2010 - $14,616).

2011 Third Quarter Financial Results

Current Income Tax Expense
On an ongoing basis, our management reviews the estimated current tax position and the use of accumulated tax deductions. Based on this review, we recognized a current income tax expense for the three and nine month periods ended September 30, 2011 consisting of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief.

Patents and Other Intangibles
We have acquired patents, license agreements and other intangible assets directly, through business acquisitions or as full or partial settlement of licensing fees. In determining the fair value of these patents and other intangibles, we make estimates and judgments about the future income-producing capabilities of these assets and related future cash flows. We also make estimates about the useful lives of these assets based on assessment of the legal and economic lives of the patents and potential future licensing revenues achievable from our patent portfolio. Our patent portfolio as at September 30, 2011 is being amortized on a straight-line basis over the remaining useful lives of the patents which range from six to fourteen years. If our basis for assessing the useful lives of the intangibles and potential future licensing revenues achievable from our patent portfolio are adversely affected by future events or circumstances, we will record write-downs of patents, write-down of other intangible assets, or changes in the estimated useful lives of these assets, which would result in changes to amortization expense in the future. Such changes would not affect cash flows.

The carrying value of patents and other intangibles is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents and other intangibles is not recoverable, the carrying value is then compared with the estimated fair value of the assets, and the carrying value is written down to the estimated fair value.  We have determined that there were no indications of possible impairment within the quarter.

Goodwill
Goodwill is subject to annual impairment tests or on a more frequent basis if events or conditions indicate that goodwill may be impaired. We will also test goodwill for impairment more frequently if events or circumstances warrant.

As a whole, we are considered one reporting unit. We estimate the value of our reporting unit based on market capitalization. If we determine that our carrying value exceeds our fair value, we would conduct the second step of the goodwill impairment test. The second step compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying amount of goodwill.

We have determined there were no indications of possible impairment within the quarter.

Convertible Debentures
The conversion feature of our Debentures is treated as a derivative financial instrument and is recorded at their fair value as a liability as it is not considered to be indexed to our shares because the exercise price is denominated in Canadian dollars and the Company’s functional currency is U.S. dollars. The proceeds from the issuance of the Debentures are allocated between the Debentures and their conversion feature based on the relative fair values of the two components on the date of issuance. The initial fair value of the Debenture component is estimated using an interest rate for similar debt instruments excluding a conversion feature and the corresponding discount is amortized over the estimated term of the debt. The initial value of the conversion feature component is determined using Black-Scholes and the foreign exchange rate in effect at the date of issue. The conversion feature component is re-measured at each balance sheet date using Black-Scholes and the foreign exchange rate in effect at the end of the period and any change is recorded as unrealized gain/loss.

2011 Third Quarter Financial Results

Estimation uncertainty
Critical accounting policies and estimates utilized in the normal course of preparing our consolidated financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; amortization; allowance for bad debt; legal contingency estimate; useful lives of property, equipment and intangible assets; valuation of intangibles, valuation of debt securities, and measurement of deferred taxes. In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis where required.

These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in these consolidated financial statements. The estimates are impacted by many factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our consolidated financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operates changes.

Critical accounting estimates and accounting policies are reviewed annually or more often if needed, by the Audit Committee.

Adoption of accounting pronouncements
In 2009, the Emerging Issues Task Force (the “EITF”) reached final consensus under Accounting Standards Update (“ASU”) No. 2009-13 (Topic 605) on the guidance related to revenue arrangements with multiple deliverables. This guidance eliminates the residual method of allocating arrangement consideration in arrangements involving multiple deliverables. This guidance is effective for our revenue arrangements entered into or materially modified on or after January 1, 2011. We adopted this guidance in the first quarter of 2011 and the adoption of this new guidance did not have a material impact to our consolidated financial statements.

In 2010, the EITF issued ASU No. 2010-13 (Topic 718) to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity.  We adopted this guidance in the first quarter of 2011 and the adoption did not have a material impact to our consolidated financial statements.

In May 2011, the EITF issued ASU No. 2011-04 (Topic 820) to amend fair value measurement and disclosure requirements to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. We are required to adopt this guidance in the first quarter of 2012 and the adoption is not expected to have a material impact on our consolidated financial statements.

In September 2011, the EITF issued ASU No. 2011-08 (Topic 350) to amend the test for goodwill impairment and permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. We are required to adopt this guidance in the first quarter of 2012 and the adoption is not expected to have a material impact on our consolidated financial statements.

2011 Third Quarter Financial Results

DISCLOSURE CONTROLS AND PROCEDURES
In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chairman & Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.
Our management has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2011, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.
Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of our inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at September 30, 2011. We based our evaluation on criteria established in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of September 30, 2011, our internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS
There have been no changes in our “internal control over financial reporting” that occurred during the nine month period ended September 30, 2011 that have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

2011 Third Quarter Financial Results

RISK FACTORS

Readers and investors in our common shares should carefully consider the following risks as well as the other information contained in our annual information form dated March 1, 2011, our management’s discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2010 and this MD&A. The following list of risk factors may not be exhaustive because we operate in a rapidly changing business and new risk factors emerge from time to time although we may not be able to predict any such new risk factors. In addition, we cannot assess the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those projected, may have a material adverse effect on our business or may cause the price of our common shares to decline.  Any of the matters described below could have a material adverse effect on our business, results of operations and financial condition, in which case the trading price of our common shares could decline and a purchaser of our common shares may lose all or part of their investment.

RISKS RELATED TO OUR BUSINESS

Certain of our patents may be found to be invalid, unenforceable and/or not infringed by any specific third-party.

There can be no certainty as to the validity and/or enforceability of any of our patents and, even if any such patent is valid and enforceable, whether any specific third-party infringes that patent.  Furthermore, even if any given patent is valid, enforceable and infringed by a specific third-party, there can be no certainty as to whether we will be able to successfully license that patent to that third-party at all or on terms favourable to us, or to successfully litigate against that third-party.

We may be required to establish the enforceability of our patents in court in order to obtain material licensing revenues.

We have been and continue to be involved in a number of court actions against certain companies whom we consider to be infringing certain of our patents. We have been forced to defend the validity of certain of our patents against challenges from certain of these companies and we may be forced to do so again from time to time both in actions we have started and in actions started by other parties.  Such challenges to our patents involve complex factual and legal issues that may give rise to uncertainty as to the applicability, validity, scope and enforceability of a particular patent.  Litigation can be costly and time-consuming, outcomes are uncertain and involvement in intellectual property litigation could result in significant expense adversely affecting the licensing of the challenged patents and diverting our management’s efforts, whether or not such litigation is ultimately resolved in our favour.

Any failure by a court to confirm the applicability, enforceability and validity of any of our patents could materially adversely affect us.  Prolonged litigation could also delay our receipt of licensing revenues and deplete our financial resources.  It is difficult to predict the outcome of patent litigation at the trial level, in part because judges and juries may find complex patented technologies difficult to understand and, consequently, there is a higher rate of successful appeals in patent enforcement litigation than in other commercial litigation.  As such, there can be no assurance that any of our patents will be determined to be infringed by any party or will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others.

In addition, our patent enforcement actions have historically been exclusively prosecuted in United States federal courts. These United States federal courts also hear criminal cases which take priority over patent enforcement actions. As a result, it is difficult to predict the length of time it may take to complete any particular United States enforcement action. Moreover, our management believes that there may be a trend in increasing numbers of United States civil lawsuits and criminal proceedings before United States federal judges and, as a result, the risk of delays in our patent enforcement actions may have a greater effect on our business in the future unless this trend changes.

2011 Third Quarter Financial Results

Certain of our patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents.

Re-examination requests have been filed against certain of our patents in the United States Patent and Trademark Office (the “USPTO”) with respect to certain key claims at issue in one or more of our litigation proceedings. Under a re-examination proceeding and upon completion of the proceeding, the USPTO may leave a patent in its present form, narrow the scope of the patent, cancel some or all of the claims of the patent or permit new amended claims. Although we have responded to the USPTO’s actions in regard to each of these patents and we have the right to appeal any adverse rulings to the US Federal Court system, if any such adverse rulings are upheld on appeal and some or all of the claims of the key patents are cancelled, our business may be significantly harmed. In addition, defendants in our litigation proceedings may seek and may obtain orders to stay these proceedings based upon rejections of claims in the USPTO re-examinations and other courts could make findings adverse to our interests even if the USPTO actions are not final. If there is an adverse ruling in any re-examination proceeding relating to the validity or enforceability of any of our key patents, or if the USPTO limits the scope of the claims of any of our key patents, we could be prevented from enforcing or earning future revenues from these patents; the likelihood that companies will take new licenses or that current licensees will continue to pay under their existing licenses may be significantly reduced. We cannot predict the outcome of any of these proceedings or the myriad procedural and substantive motions in these proceedings. Furthermore, regardless of the merits of any re-examination, the continued maintenance of these administrative proceedings may result in substantial legal expenses and could divert our management’s time and attention away from other business operations.

Licensing our patents can take an extremely long time and may be subject to variable cycles.

Licensing our technologies is a long and complex process and may take months or even years.  Our management spends a substantial amount of time educating potential licensees about our patented technologies.  Because the acquisition of a license to our technologies often represents a substantial investment, potential licensees may take a considerable period of time to evaluate our technologies, to determine the size of their exposure to those technologies, and to obtain the necessary expenditure authorizations and financing required to license these technologies.  The process of entering into a licensing agreement typically involves lengthy negotiations and this process may be extended if the potential licensee is using or selling our technologies as part of a larger project or system.  Because many licensees do not pay up-front license fees and we do not recognize related revenue until payments have been made, there may be significant delays of weeks or months between the time we license our technologies and the time the related revenue will be recognized.

In addition, we may spend a significant amount of time and money negotiating with a potential licensee that ultimately does not license our technologies.  Any delay in licensing our technologies could cause our operating results to vary significantly from any projected results.  Also, we may not be able to accurately predict sales by our licensees since they do not always provide information about the status of possible sales and other revenue opportunities with their customers.  Sales of products by licensees may also depend on the timing of the roll-out of their own products and systems.  We have no control over the timing of licensees’ roll-outs, and may not be informed of when these roll-outs will occur.

We have been, in the past, and may, in the future, be required to offer favourable terms to certain licensees.  In certain cases, if future licensees are granted better terms than were granted to certain earlier licensees, we may be required to adjust such earlier licensees’ terms downwards. To date there have been no such circumstances, but there can be no guarantee that such a situation may not occur in the future. In the past, in connection with their licenses with us, certain licensees also required us to provide licenses to patents that we and our subsidiaries might acquire in the future on the same terms as their respective licenses with us. Consequently, certain licensees will be licensed to any new patents that we or our subsidiaries acquire for a limited time in accordance with the terms of their licenses with us, which may limit incremental revenues in the short term.

2011 Third Quarter Financial Results

Because of these factors and our limited revenue history, it is especially difficult to forecast our revenue and operating results.  Our inability to accurately predict the timing and magnitude of revenues could cause a number of problems, including: (i) expending significant management efforts and incurring substantial expenses in a particular period that do not translate into signed licensing agreements during that period or at all; and (ii) having difficulty meeting our cash flow requirements and obtaining credit because of delays in receiving payment for licenses. The challenges resulting from our lengthy and variable licensing cycle could impede our growth, harm our valuation and restrict our ability to take advantage of new opportunities.

We are currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of our patent portfolio to generate future revenues and increased cash flows.

We are currently reliant on licensing our patent portfolio to generate revenues and cash flows.  Although we have a number of existing licensing arrangements, there is no assurance that we will continue to receive material revenues from these licensing agreements or that we will enter into additional licensing agreements with any other licensees. If we fail to enter into additional licensing arrangements, our business, operational results and financial condition could be materially adversely affected.

Reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect us.

Many of our licensees and their respective customers are directly affected by economic and geopolitical conditions affecting the broader world markets.  Current and future conditions in the domestic and global economies remain uncertain.  A slowdown in spending by our licensees and/or their respective customers, coupled with existing economic and geopolitical uncertainties globally and in the communications and consumer electronics markets, may create uncertainty for market demand and may affect our revenues.  It is difficult to estimate the level of growth for the economy as a whole and even more difficult to estimate growth in various parts of the economy, including the markets in which our licensees participate. Because all components of our budgeting and forecasting are dependent upon estimates of growth in the markets that our licensees serve and demand for their respective products and services, economic uncertainties make it difficult to estimate future revenues and expenditures.  Downturns in the economy or geopolitical uncertainties may cause end-users to reduce their budgets or reduce or cancel orders for products from our licensees which could have a material adverse impact on our business, operating results and financial condition.

Changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect us.

Our ability to earn licensing and other revenues is principally dependent on the strength of the rights conferred on us under patent laws.  Changes in patent or other applicable laws, regulations or rulings that impact the patent enforcement process or the rights of patent holders in Canada, the United States or elsewhere, or in the interpretation or application of those laws by the courts could materially adversely affect our business and financial condition. As examples, limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increased difficulty for parties making patent assertions to obtain injunctions, reductions in the cost to resolve patent disputes and other similar developments could negatively affect our ability to assert our patent rights successfully, decrease the revenue associated with asserting or licensing our patent rights and increase the cost of bringing patent enforcement actions.  Any of these events could result in a material adverse effect to our business and operating results.

2011 Third Quarter Financial Results

Fluctuations in foreign exchange rates impact and may continue to impact our revenues and operating expenses, potentially adversely affecting financial results.

A significant amount of our revenues and operating expenses are denominated in U.S. dollars. Up to the period ended December 31, 2010, we reported our financial performance in Canadian dollars, but as of January 1, 2011, we have determined that our functional currency is the U.S. dollar and, as such, on a go-forward basis, we will report our financial performance in U.S. dollars. Our operating results are subject to changes in the exchange rate of the U.S. dollar relative to the Canadian dollar.  Any decrease in the value of the US dollar relative to the Canadian dollar will have an unfavourable impact on Canadian denominated operating expenses. We may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies.  To the extent that we engage in risk management activities related to foreign exchange rates, we may be subject to credit risks associated with the counterparties with whom we contract.

We will need to acquire or develop new patents to continue and grow our business.

All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed.  In order to be successful in the long term, we will have to continue to acquire or develop additional patents or acquire rights to license new patents, however, there can be no assurance that we will be able to do so.  If we fail to acquire or develop additional patents or to acquire rights to license new patents, our business, operational results and financial condition may be materially adversely affected.

We may not be able to compete effectively against others to acquire patent assets. Any failure to compete effectively could harm our business and results of operations.

In the current intellectual property environment, we compete with numerous third parties to acquire valuable patent assets. Our competitors in the market for patent assets include both operating companies that practice the inventions claimed in such patents and other entities that seek to accumulate patent assets, including such patent licensing entities as Acacia Research, Altitude Capital Partners, Coller IP, Intellectual Ventures, Millennium Partners and Rembrandt IP Management and patent-buying consortiums such as RPX Corporation and Allied Security Trust. Many of our current or potential competitors may have longer operating histories, greater name recognition and significantly greater financial resources than we have. In addition, many of our competitors have complicated corporate structures that include a large number of subsidiaries, so it is difficult for us to know who the ultimate parent entity is and how much capital the related entities have available to acquire patent assets. We also face competition for patent assets from operating companies, including current or prospective licensees or defendants in our litigations that seek to acquire patent assets in connection with new or existing product and service offerings or for defensive tactics.

We expect to face more direct competition in the future from other established and emerging companies. Given the rapidly changing nature of the intellectual property industry, we have limited reliable insight into trends that may develop and affect our business and we may make errors in predicting and reacting to relevant business trends, making us unable to compete effectively against others.

We may not be able to maintain or improve our competitive position against our current or future competitors, and our failure to do so could seriously harm our business.

2011 Third Quarter Financial Results

We have made and may make future acquisitions of technologies or businesses which could materially adversely affect us.

We continually evaluate opportunities to acquire additional technologies or businesses.  Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect our financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect our earnings. Acquisitions involve a number of risks, including difficulties in the assimilation of the acquired company’s operations and products, diversion of our management’s resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company’s key employees.

Our acquisitions of patents are time consuming, complex and costly, which could adversely affect our operating results.

Our acquisitions of patents are time consuming, complex and costly to consummate. We use many different transaction structures in our acquisitions and the terms of the acquisition agreements are usually very heavily negotiated. Consequently, we often incur significant operating expenses during acquisition negotiations even where the acquisition is ultimately not consummated. Even if we successfully acquire patents, there is no guarantee that we will generate sufficient revenue related to those patents to offset related acquisition costs. Although we conduct confirmatory due diligence on patents we propose to acquire, we may acquire patents that are ultimately determined not to have been owned by the seller from whom we purchased them, to be invalid, unenforceable or to not be infringed; we may be required to spend significant resources to defend any such patents and our interests in them and, if we are not successful, we could lose part or all of our investment in those patents.

We may occasionally identify patents that are available at a higher price than we are prepared to spend with our own capital resources or that may be infringed in a very small market. In these circumstances, we may structure a transaction in which we partner with third parties to acquire those patents. Any such structures may be quite complex and we may incur significant costs to organize and negotiate such a structured acquisition that does not ultimately result in an acquisition of any patents, which costs could adversely affect our operating results.

Our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

Our revenue is difficult to forecast, is likely to fluctuate significantly and may not be indicative of our future performance from quarter to quarter. In addition, our operating results may not follow any past trends. The factors affecting our revenue and results, many of which are outside of our control, include:

•
competitive conditions in our industry, including strategic initiatives by us, our licensees or our competitors, new products or services or the implementation and take-up of new standards, product or service announcements and changes in pricing policy by us or our licensees;

•	market acceptance of our patented technologies;

•	our ability to sign license agreements;

•	the discretionary nature of purchase and budget cycles of our licensees’ customers and changes in their budgets for, and timing of, purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

2011 Third Quarter Financial Results

•
general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe our patented technologies or otherwise affecting the capital investment levels of our current and prospective licensees;

•	timing of product development and new product initiatives; and

•	the length and variability of the licensing cycles for our patented technologies.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately, and those variations could adversely affect our financial results. Delays or reductions in the amounts of  royalty payments would adversely affect our business, results of operations and financial condition.

We may require investment to translate our intellectual property position into sustainable profit in the market.

Our future growth may depend on our ability to make the expenditures necessary to develop, market and license our patent portfolio and, if necessary, to enforce our patents.  There can be no assurance that we will be able to obtain additional financial resources that may be required to successfully compete in our markets on favourable commercial terms, or at all.  Failure to obtain such financing could result in the delay or abandonment of some or all of our plans for developing and licensing our patent portfolio or for commencing litigation, which could have a material adverse effect on our business and financial condition.

The generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation.

The success of our V-Chip technology is substantially dependent on the establishment and maintenance by certain governments, including the US federal government, of requirements mandating the adoption of rating systems compatible with the V-Chip technology and the encoding of such ratings in television signals and other broadcast mediums.  The failure of such governments to establish or maintain such requirements or any decision to significantly modify them may have a material adverse effect on our business, financial condition, liquidity and operating results.

There can be no assurance as to the payment of future dividends.

On June 3, 2009, we announced that our Board had declared a cash dividend of CDN$0.0125 per common share payable on August 5, 2009 to holders of record of our common shares at the close of business on June 29, 2009. Similar dividends have been declared by our Board and paid each fiscal quarter since that date with the most recent such dividend declared in the amount of CDN$0.025 per common share on November 8, 2011, and payable on January 6, 2012 to holders of record of our common shares at the close of business on December 15, 2011. Future dividend payments will be subject to an ongoing evaluation and approval by our Board on a quarterly basis. The decision as to the amount and timing of future dividends, if any, will be made by our Board in light of our financial condition, capital requirements and growth plans, as well as other factors our Board may deem relevant, and there can be no assurance as to whether any such future dividends will be declared or, if declared, as to the amount and timing of the payment of any such future dividends.

2011 Third Quarter Financial Results

Our ability to recruit and retain management and other qualified personnel is crucial to our ability to develop, market and license our patented technologies.

We depend on the services of our key technical, licensing and management personnel. The loss of any of these key persons could have a material adverse effect on our business, results of operations and financial condition. Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified technical, licensing and management personnel. Competition for such personnel can be intense, and we cannot provide assurance that we will be able to attract or retain highly qualified technical, licensing and management personnel in the future. Stock options comprise a significant component of our compensation of key employees, and if our Common Share price declines, it may be difficult to recruit and retain such individuals. In addition, pursuant to the rules of the Toronto Stock Exchange (the “TSX”), our unallocated options require periodic approval from shareholders in order to continue to be available for grant under our Share Option Plan. TSX rules and/or the size of our option pool may limit our ability to use equity incentives as a means to recruit and retain key employees. Our inability to attract and retain the necessary technical, licensing and management personnel may adversely affect our future growth and profitability. It may be necessary for us to increase the level of compensation paid to existing or new employees to a degree that our operating expenses could be materially increased. We do not currently maintain corporate life insurance policies on key employees.

RISKS RELATED TO THE OWNERSHIP OF DEBENTURES

Market Price of the Debentures.

The market price of the Debentures will be based on a number of factors, including: (a) the prevailing interest rates being paid by companies similar to us; (b) the overall condition of the financial and credit markets; (c) prevailing interest rates and interest rate volatility; (d) the markets for similar securities; (e) our financial condition, results of operation and prospects; (f) the publication of earnings estimates or other research reports and speculation in the press or investment community; (g) the market price and volatility of the Common Shares; (h) changes in the industry and competition affecting us; and (i) general market and economic conditions.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Debentures.

Volatile Market Price for the Debentures.

The Debentures may trade at a discount from their original offering prices.

The market price for the Debentures may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following: (i) actual or anticipated fluctuations in our results of operations, financial performance and future prospects; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to us; (iv) addition or departure of our executive officers and other key personnel; (v) release or expiration of lock-up or other transfer restrictions on outstanding Common Shares; (vi) sales or perceived sales of additional Common Shares; (vii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our peers or competitors; (viii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets; (ix) liquidity of the Debentures; (x) prevailing interest rates; (xi) the market price of the Common Shares; and (xii) general economic conditions.

In particular, prevailing interest rates will affect the market price or value of the Debentures. Assuming all other factors remain unchanged, the market price or value of the Debentures, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

2011 Third Quarter Financial Results

Financial markets have, in recent years, experienced significant price and volume fluctuations that have particularly affected the market prices of securities of issuers and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such issuers. Accordingly, the market price of the Debentures may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Debentures by those institutions, which could adversely affect the trading price of the Debentures. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil exist for a protracted period of time, our operations could be adversely impacted and the trading price of the Debentures and/or the underlying Common Shares may be adversely affected.

Credit Risk in Respect of the Debentures; Prior Ranking Indebtedness and Absence of Covenant Protection.

The likelihood that Debenture holders will receive payments owing to them under the terms of the Debentures will depend on our financial health and creditworthiness. In addition, the Debentures are unsecured obligations and are subordinate in right of payment to all of our existing and future senior indebtedness, if any. Therefore, if we become bankrupt, liquidate our assets, reorganize or enter into certain other transactions, our assets will be available to pay our obligations with respect to the Debentures only after we have paid all of our senior indebtedness and secured indebtedness in full. There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Debentures then outstanding.

The Debentures are also effectively subordinate to claims of creditors (including trade creditors) of our subsidiaries except to the extent we are a creditor of such subsidiaries ranking at least pari passu with such other creditors. The Indenture does not prohibit or limit our ability or that of our subsidiaries to incur additional debt or liabilities (including senior indebtedness) or to make distributions, except, in respect of distributions, where an event of default under the Debentures has occurred and such default has not been cured or waived. The Indenture does not contain any provision specifically intended to protect Debenture holders in the event of a future leveraged transaction involving us.

Structural Subordination of Debentures.

Liabilities of a parent entity with assets held by various subsidiaries may result in the structural subordination of the lenders of the parent entity. The parent entity is entitled only to the residual equity of its subsidiaries after all debt obligations of its subsidiaries are discharged. In the event we are subject to a bankruptcy, liquidation or reorganization, holders of our indebtedness (including Debenture holders) may become subordinate to lenders to our subsidiaries.

We may not be Able to Satisfy Payments of Interest and Principal on the Debentures.

There is no guarantee that we will have sufficient cash available to make interest and principal payments on the Debentures on a timely basis or at all. The likelihood that Debenture holders will receive the payments owing to them in connection with the Debentures will be dependent upon our financial health and creditworthiness, and our ability to earn revenues. The Debentures are subordinate to our other indebtedness, if any. This subordination may significantly reduce the possibilities for Debenture holders of obtaining payment of the amounts owed under the Debentures.

We expect to repay the aggregate principal amount of the Debentures and all related accrued and unpaid interest thereon by January 31, 2012.

2011 Third Quarter Financial Results

Conversion of Debentures Following Certain Transactions.

In the case of certain transactions, each Debenture will become convertible into the securities, cash or property receivable by a holder of Common Shares in the kind and amount of securities, cash or property into which the Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Debentures in the future. For example, if we were acquired in a cash merger, each Debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

Value of Conversion Privilege.

Upon the occurrence of a change of control, Debenture holders will have the right to require us to redeem the Debentures in an amount equal to 100% of the principal amount of the Debentures, plus accrued and unpaid interest until the date of redemption. In the event that Debenture holders holding 90% or more of the Debentures exercise their right to require us to redeem the Debentures, we may acquire the remaining Debentures on the same terms. In such event, the conversion privilege associated with the Debentures would be eliminated, which may adversely affect some or all of the Debenture holders.

Change of Control.

We are required to make an offer to Debenture holders to purchase all or a portion of their Debentures for cash in the event of certain changes of control. We cannot assure Debenture holders that, if required, we would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the Debentures in cash. Our ability to purchase the Debentures in such an event may be limited by law, by the Indenture governing the Debentures, by the terms of other present or future agreements relating to our credit facilities and other indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our future debt. Our future credit agreements or other agreements may contain provisions that could prohibit the purchase by us of the Debentures without the consent of the lenders or other parties thereunder. If our obligation to offer to purchase the Debentures arises at a time when we are prohibited from purchasing or redeeming the Debentures, we could seek the consent of lenders to purchase the Debentures or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain consent or refinance these borrowings, we could remain prohibited from purchasing the Debentures under our offer. Our failure to purchase the Debentures would constitute an event of default under the Indenture governing the Debentures, which might constitute a default under the terms of our other indebtedness at that time.

If a Debenture holder converts its Debentures in connection with a change of control that occurs, we may, in certain circumstances, be required to increase the conversion rate of the Debentures. While the increased conversion rate is designed to compensate a holder of Debentures for the lost option time value of its Debentures as a result of a change of control in certain circumstances, the increased conversion rate amount is only an approximation of such lost value and may not adequately compensate the holder for such loss. In addition, in some circumstances no adjustment will be made.

RISKS RELATED TO THE OWNERSHIP OF COMMON SHARES

The trading price of our common shares has been, and may continue to be, subject to large fluctuations.

Our outstanding common shares are listed on both the TSX and NASDAQ Global Select Market. The trading price of our common shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of our common shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire common shares.

2011 Third Quarter Financial Results

The trading price of our common shares may increase or decrease in response to a number of events and factors, including:

•	low trading volumes;

•	actual or anticipated fluctuations in our results of operations;

•	changes in estimates of our future results of operations by us or securities analysts;

•	announcement of litigation results, technological innovations or new products or services by our licensees;

•	changes affecting the industries to which our patented technologies apply; and

•	other events and factors, including but not limited to the risk factors identified in this MD&A.

In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX and NASDAQ may result in different prevailing trading prices.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert our management’s attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

As a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” under applicable United States federal securities laws and, consequently, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and related rules and regulations. As a result, you may not have the same information provided to shareholders of companies that are not foreign private issuers. For example, we do not file the same reports that a United States domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers and directors are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers and directors purchase or sell their Common Shares and other securities, as the reporting deadlines under the corresponding Canadian insider reporting requirements may be longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may lose our foreign private issuer status in the future if the majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under United States securities laws as a United States domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

2011 Third Quarter Financial Results

The financial reporting obligations of being a public company in the United States are expensive and time consuming, and place significant additional demands on our management.

Prior to our listing on the NASDAQ on June 1, 2011, we were not subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on our management. In particular, Section 404 of the United States Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404, to all of which we will be subject beginning with our fiscal year ending December 31, 2012.Accordingly, we will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.

Wi-LAN Inc. is incorporated under the laws of Canada, and our principal executive offices are located in Canada. A majority of our directors and officers, and our independent public accounting firm, reside principally outside of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or us.

Our actual financial results may vary from our publicly disclosed forecasts.

Our actual financial results may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors that are beyond our control and which may not turn out to be correct. Although we believe that the assumptions underlying our guidance and other forward-looking statements are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this MD&A. (Also see “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.) If our actual results vary from our announced guidance, the price of our common shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

If at any time we are classified as a passive foreign investment company (a “PFIC”) under United States tax laws, United States holders of our common shares may be subject to adverse tax consequences.

A non-United States corporation would be classified as a PFIC, for United States federal income tax purposes, in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either at least 75% of the composition of its gross income is “passive income,” or on average at least 50% of the gross value of the composition of its assets is attributable to assets that produce passive income or are held for the production of passive income. Based on current operations and financial projections, we expect that WiLAN will not be a PFIC for United States federal income tax purposes for our 2011 fiscal year. An annual determination will, however, need to be made as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. We cannot, therefore, provide any assurance that WiLAN will not be a PFIC for our current taxable year or any future taxable year. If we were to be treated as a PFIC for any taxable year, certain adverse United States federal income tax consequences could apply to United States holders of our common shares.

2011 Third Quarter Financial Results

United States holders of our common shares are urged to consult their tax advisors with respect to the United States federal, state and local tax consequences of the acquisition, ownership, and disposition of their WiLAN common shares if we are a PFIC in any taxable year as may be applicable to their particular circumstances.

The acquisition of, investment in and disposition of our common shares has tax consequences.

Prospective investors should be aware that the acquisition, holding and/or disposition of our common shares has tax consequences both in the United States and Canada that are not described in this MD&A.  Purchasers should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our common shares as may be applicable to their particular circumstances.

Substantial future sales of our common shares by existing shareholders, or the perception that such sales may occur, could cause the market price of our common shares to decline, even if our business is doing well.

If our existing shareholders, particularly our directors and executive officers, sell substantial amounts of our common shares in the public market, or are perceived by the public market as intending to sell substantial amounts of our common shares, the trading price of our common shares could decline. As at November 8, 2011, we have 123,600,675 outstanding common shares, all of which are freely tradable, without restriction, in the public market, subject to our regular blackout periods and applicable laws relating to insider trading, of which approximately 2,900,000 common shares are held by our directors and executive officers at November 8, 2011.

In addition, fully vested options to purchase up to approximately 970,000 common shares are held by our directors and executive officers at November 8, 2011, and additional options to purchase common shares continue to vest in accordance with the terms of those options. All such common shares would be freely tradable upon issue, without restriction, in the public market, subject to our regular blackout periods and applicable laws relating to insider trading.

If any of these common shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

We may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations;
•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;
•	develop new products; or
•	respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute the percentage ownership of each shareholder in our common shares and such dilution may be significant. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financing may not be available on terms favourable to us, or at all. A failure to obtain additional financing could prevent us from making expenditures that may be required to grow or maintain our operations.

2011 Third Quarter Financial Results

Our management has broad discretion over the use of the net proceeds from our recent bought deal financings and will have broad discretion over the use of proceeds from any financing we may complete in the future. If we do not use the proceeds effectively to develop and grow our business, an investment in our common shares could suffer.

Our management has broad discretion in how it uses the net proceeds received by us from any offering, including our bought deal offerings closed in December 2010 and February 2011, and there can be no assurance that such proceeds will be used efficiently or effectively. We may spend these proceeds in ways that do not increase our operating results or market value, which would adversely affect our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from any offering, including our recent bought deal offerings, in a manner that does not produce income or that loses value.

Further, if we do not restrict our investment of a sufficient portion of the net proceeds from the sale of our common shares, pending their use, to investments that are not “investment securities” within the meaning of the United States Investment Company Act of 1940, we may inadvertently become subject to regulation as an investment company under that statute. If such an event were to occur, the consequences to us would be material and adverse.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of Wi-LAN Inc. by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a certain threshold amount. A reviewable acquisition may not proceed unless the relevant Minister of Canada’s federal government is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares.

Our authorized capital permits our directors to issue preferred shares which may prevent a takeover by a third party.

Our authorized share capital consists of an unlimited number of common shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding. Our Board has the authority to issue preferred shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of our common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. Our ability to issue preferred shares could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition.

2011 Third Quarter Financial Results

Financial Statements

2011 Third Quarter Financial Results

Wi-LAN Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(in thousands of United States dollars, except per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Revenues
Royalties	$26,825	$10,790	$80,589	$34,575
Brokerage	996	-	996	3,679
	$27,821	$10,790	$81,585	$38,254

Operating expenses
Patent licensing	1,591	1,002	3,336	4,444
Litigation	1,231	6,719	14,873	17,157
Research and development	1,857	805	4,628	2,437
General and administration	2,670	1,785	7,659	5,151
Realized foreign exchange gain	(1,706)	(262)	(1,302)	(101)
Unrealized foreign exchange (gain) loss	12,692	(112)	9,830	(64)
Stock-based compensation	1,515	392	3,046	1,484
Depreciation and amortization	5,667	5,188	16,269	15,451
Restructuring charges	-	726	-	726
Total operating expenses	25,517	16,243	58,339	46,685
Investment income	2,246	162	3,028	445
Interest expense	808	-	808	-
Transaction costs	1,245	-	1,245	-
Accretion of debt discount	537	-	537	-
Unrealized gain on conversion feature	(8,530)	-	(8,530)	-
Financing costs	3,649	-	3,649	-
Earnings before income taxes	6,841	(5,291)	28,565	(7,986)

Provision for (recovery of) income tax expense (Note 4)
Current	908	727	2,632	2,494
Deferred	(1,384)	-	(11,482)	-
	(476)	727	(8,850)	2,494
Net earnings (loss)	7,317	(6,018)	37,415	(10,480)

Other comprehensive income:
Cumulative translation adjustment	-	(7,632)	9,830	(4,762)
Net earnings (loss) and comprehensive income (loss)	$7,317	$1,614	$27,585	$(5,718)

Earnings (loss) per share (Note 8(g))
Basic	$0.06	$(0.06)	$0.31	$(0.10)
Diluted	$0.06	$(0.06)	$0.30	$(0.10)

Weighted average number of common shares
Basic	123,443,900	103,334,579	120,994,489	102,754,251
Diluted	125,618,973	103,334,579	123,488,133	102,754,251

See accompanying notes to consolidated financial statements

2011 Third Quarter Financial Results

Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	September 30, 2011	December 31, 2010
Current assets
Cash and cash equivalents	$188,173	$82,636
Short-term investments	8,799	26,971
Accounts receivable (Note 9)	7,631	2,238
Prepaid expenses and deposits	502	213
Deferred financing costs	8,160	-
Deferred tax asset (Note 4)	25,101	-
	238,366	112,058

Internally restricted cash (Note 6)	220,565	-
Furniture and equipment, net	1,695	568
Patents and other intangibles, net	115,835	126,069
Goodwill	12,623	13,522
	$589,084	$252,217

Current liabilities
Accounts payable and accrued liabilities (Note 7)	$14,221	$11,804
Current portion of patent finance obligations (Note 5)	2,430	-
	16,651	11,804

Patent finance obligations (Note 5)	5,807	-
Deferred tax liability (Note 4)	9,371	-
Convertible debentures (Note 6)	155,878	-
Conversion feature of convertible debt (Note 6)	60,556	-
	248,263	11,804

Commitments and contingencies (Note 10)

Shareholders' equity
Common shares (Note 8(c))	437,409	355,709
Additional paid-in capital (Note 8(d))	14,263	13,786
Accumulated other comprehensive income	16,225	26,055
Deficit	(127,076)	(155,137)
	340,821	240,413
	$589,084	$252,217

See accompanying notes to consolidated financial statements

2011 Third Quarter Financial Results

Wi-LAN Inc.
Consolidated Statements of Cash Flow
(Unaudited)
(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Cash generated from (used in)
Operations
Net earnings	$7,317	$(6,018)	$37,415	$(10,480)
Non-cash items
Stock-based compensation	1,515	392	3,046	1,484
Depreciation and amortization	5,667	5,188	16,269	15,451
Unrealized foreign exchange gain on debenture	(17,285)	-	(17,285)	-
Deferred financing costs	3,649	-	3,649	-
Accretion of debt discount	537	-	537	-
Disposal of patents	703	-	703	-
Deferred income tax recovery	(1,384)	-	(11,482)	-
Foreign exchange loss on cash held in foreign currency	5,445	-	4,441	-
	6,164	(438)	37,293	6,455
Change in non-cash working capital balances
Accounts receivable	(3,656)	2,672	(5,394)	(1,957)
Prepaid expenses and deposits	210	5	(289)	(486)
Assets held for sale	-	-	-	2,055
Accounts payable and accrued liabilities	(905)	(1,434)	1,682	(3,568)
Cash generated from operations	1,813	804	33,292	2,499
Financing
Proceeds on sale of common shares, net	(87)	-	71,948	-
Dividends paid	(3,148)	(1,253)	(7,555)	(3,475)
Proceeds from issuance of convertible debentures, net	220,565	-	220,565	-
Common shares issued for cash on the exercise of options	732	394	5,702	1,822
Common shares issued for cash from Employee Share Purchase Plan	-	-	87	85
Cash (used in) generated from financing	218,062	(859)	290,747	(1,568)
Investing
Purchase of short-term investments	21,018	(51)	18,172	(4,614)
Internally restricted cash	(220,565)	-	(220,565)	-
Purchase of furniture and equipment	(660)	(52)	(1,614)	(349)
Purchase of patents	(689)	(1,452)	(10,054)	(4,949)
Cash generated from (used in) investing	(200,896)	(1,554)	(214,061)	(9,912)
Foreign exchange gain (loss) on cash held in foreign currency	(5,445)	1,653	(4,441)	1,435

Net cash and cash equivalents generated (used) in the period	13,534	44	105,537	(7,546)
Cash and cash equivalents, beginning of period	174,639	61,642	82,636	69,232
Cash and cash equivalents, end of period	$188,173	$61,686	$188,173	$61,686

See accompanying notes to consolidated financial statements

2011 Third Quarter Financial Results

Wi-LAN Inc.
Consolidated Statement of Shareholders' Equity
(Unaudited)
(in thousands of United States dollars)

	Share Capital	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2010	$355,709	$13,786	$26,055	$(155,137)	$240,413

Comprehensive earnings:
Net earnings	-	-	-	37,415	37,415
Net impact of change in functional currency on non monetary items	-	-	(9,830)	-	(9,830)
Shares issued:
Stock-based Compensation Expense (Note 8(d))	-	3,046	-	-	3,046
Exercise of Stock Options (Note 8(c))	5,702	-	-	-	5,702
Exercise of stock options reclassed from additional paid-in capital (Note 8(c))	2,825	(2,825)	-	-	-
Sale of shares under Employee Share Purchase Plan	87	-	-	-	87
January 2011 Short Form Prospectus, net of issuance costs (Note 8(c))	71,948	-	-	-	71,948
Tax benefit related to share issuance costs	1,138	-	-	-	1,138
Expense related to RSUs issued on surrender of options	-	256	-	-	256
Dividends declared	-	-	-	(9,354)	(9,354)
Balance - September 30, 2011	$437,409	$14,263	$16,225	$(127,076)	$340,821

See accompanying notes to consolidated financial statements

2011 Third Quarter Financial Results

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	NATURE OF BUSINESS
Wi-LAN Inc. (the ”Company”) develops, acquires, and licenses a range of intellectual property that drives products in communications and consumer electronics markets. The Company has licensed patents to companies that sell products utilizing the following technologies: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip.

2.	BASIS OF PRESENTATION
Effective January 1, 2011, the Company has changed its primary basis of accounting to U.S. generally accepted accounting principles (“U.S. GAAP”) from Canadian generally accepted accounting principles (“Canadian GAAP”). The Company made the change to U.S. GAAP as a result of the Company's listing on the NASDAQ Global Select Market (the “US Listing”) and to facilitate comparisons with its industry peers, all of whom are listed in the U.S. and file financial statements prepared in accordance with U.S. GAAP. Previously, the Company prepared its interim and Audited Financial Statements in accordance with Canadian GAAP and included a reconciliation to U.S. GAAP in note 19 to the Audited Financial Statements.

The consolidated interim financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with U.S. GAAP and applicable Securities and Exchange Commission (“SEC”) regulations for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the twelve months ended December 31, 2010 and the accompanying notes as amended on April 27, 2011 filed with the Canadian securities regulators and with the SEC in the Company’s registration statement on Form 40-F. All inter-company transactions and balances have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES
These consolidated interim unaudited financial statements have been prepared following the same accounting policies disclosed in the Company’s audited consolidated financial statements for the twelve months ended December 31, 2010 as amended on April 27, 2011 filed with the Canadian securities regulators and with the SEC in the Company’s registration statement on Form 40-F except as follows:

Effective January 1, 2011, the Company determined that its functional currency has changed from the Canadian dollar to the U.S. dollar. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

For presentation purposes, the change was effected for prior periods using the current rate method as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period; and equity transactions were translated at the prevailing historical exchange rate at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and totaled $26,055 at December 31, 2010. The change in functional currency resulted in a reduction in the net book value of the Company’s non-current assets of $12,940 (net of the deferred tax impact of $3,110) which has been applied to the Company’s Cumulative Translation Adjustment.

The conversion feature of the Company’s convertible debenture (see Note 6) is treated as a derivative financial instrument and is recorded at its fair value as a liability as it is not considered to be indexed to the Company’s shares because the exercise price is denominated in Canadian dollars and the Company’s functional currency is U.S. dollars. The proceeds from the issuance of the convertible debentures are allocated between the Debenture and conversion feature based on the relative fair values of the two components on the date of issuance. The initial fair value of the Debenture component is estimated using an interest rate for similar debt instruments excluding a conversion feature and the corresponding discount is amortized over the estimated term of the debt. The initial value of the conversion feature component is determined using Black-Scholes and the foreign exchange rate in effect. The conversion feature component is re-measured at each balance sheet date using Black-Scholes and the foreign exchange rate in effect at the end of the period and any change is recorded as unrealized gain/loss.

2011 Third Quarter Financial Results

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Adoption of accounting pronouncements
In 2009, the Emerging Issues Task Force (the “EITF”) reached final consensus under Accounting Standards Update (“ASU”) No. 2009-13 (Topic 605) on the issue related to revenue arrangements with multiple deliverables. This guidance eliminates the residual method of allocating arrangement consideration in arrangement involving multiple deliverables This guidance is effective for the Company’s revenue arrangements entered into or materially modified on or after January 1, 2011. The Company adopted this guidance in the first quarter of 2011 and the adoption of this new issue did not have a material impact to the Company’s consolidated financial statements.

In 2010, the EITF issued ASU No. 2010-13 (Topic 718) to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity.  The Company has adopted this guidance in the first quarter of 2011 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In May 2011, the EITF issued ASU No. 2011-04 (Topic 820) to amend fair value measurement and disclosure requirements to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The Company is required to adopt this guidance in the first quarter of 2012 and the adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2011, the EITF issued ASU No. 2011-08 (Topic 350) to amend the test for goodwill impairment and permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company is required to adopt this guidance in the first quarter of 2012 and the adoption is not expected to have a material impact on the Company’s consolidated financial statements.

4.	TAXES
For the three and nine months ended September 30, 2011, the Company recorded a deferred tax recovery of $1,384 and $11,482, respectively. For the three and nine months ended September 30, 2011, the Company recorded a current tax expense of $908 and $2,632, respectively, which relates to foreign taxes withheld on revenues received from companies in foreign tax jurisdictions for which there is no treaty relief. During the first quarter of 2011, the Company recorded a deferred tax recovery of $13,574 which was largely attributable to the reversal of a significant portion of the Company's valuation allowance that was applied against the deferred tax assets comprised of the Company's Canadian tax loss carryforwards and Scientific Research and Experimental Development credits. The reversal of the valuation allowance and recognition of the deferred tax asset was based on management's assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and the timing of non-capital tax loss utilization. As at September 30, 2011, the Company had a valuation allowance of $4,617 (December 31, 2010 - $14,616).

2011 Third Quarter Financial Results

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

5.	PATENT FINANCE OBLIGATION
On January 27, 2011, the Company acquired certain patents for future considerations while entering into a licensing agreement with the same counter-party.

The Company has accounted for the monetary transaction at the estimated fair value of $9,964 based on the discounted quarterly payment stream of $688 and an effective interest rate of 4.75%. The current and long term portion of this obligation is reflected as follows:

	As at September 30, 2011	As at December 31, 2010
Patent finance obligation, due December 27, 2014	$8,237	$-
Current portion	(2,430)	-
	$5,807	$-

Imputed interest expense of $104 and $334 was recorded for the three and nine months ended September 30, 2011, respectively (three and nine months ended September 30, 2010 - nil).

Principal repayments over the next five years are expected to be as follows:

2011	$590
2012	$2,429
2013	$2,547
2014	$2,671
2015 and thereafter	$-

6.	CONVERTIBLE DEBENTURES
On September 8, 2011 and September 12, 2011, the Company issued 6.0% extendible convertible unsecured subordinated debentures due September 30, 2016 (the “Debentures”) pursuant to an indenture (the “Indenture”), dated September 8, 2011, between the Company and Computershare Trust Company of Canada, as trustee (the “Trustee”). The Debentures bear interest at a rate of 6.0% per year payable in cash on March 15 and September 15 of each year, commencing March 15, 2012. The Debentures will initially mature on January 31, 2012 and may be extended to March 31, 2012 at the Company’s discretion (the “Initial Maturity Date”). Pursuant to the Company’s offer to purchase all the issued and outstanding shares of MOSAID Technologies Incorporated (“MOSAID”), if the initial take up of outstanding common shares of MOSAID results in the Company owning or controlling at least 66 2/3% of the MOSAID shares (the “Take Up”), the maturity date of the Debentures will be automatically extended from the Initial Maturity Date to September 16, 2016 (see note 14).  The Debentures are the Company's senior unsecured obligations and rank equally in right of payment with any of the Company's future senior unsecured indebtedness, and the Debentures are structurally subordinated to the Company's future secured indebtedness to the extent of the value of the related collateral and to the indebtedness and other liabilities, including trade payables, of the Company's subsidiaries, except with respect to any subsidiaries that become guarantors pursuant to the terms of the Indenture.

The Debentures will be convertible into cash and, if applicable, common shares of the Company at an initial conversion rate of 108.6957 common shares per $1,000 principal amount of debentures (which is equivalent to an initial conversion price of approximately CDN $9.20 per common share). The conversion rate, and thus the conversion price, may be adjusted under certain circumstances, including in connection with conversions made following certain fundamental changes and under other circumstances as set forth in the Indenture.

2011 Third Quarter Financial Results

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Each Debenture will be convertible at any time after the take up and prior to 5:00 p.m. (Toronto time) on the earlier of the final maturity date or, if called for redemption, on the business day immediately preceding the date specified by the Company for the redemption of the Debentures. Upon conversion, holders will also receive accrued and unpaid interest for the period from and including the last interest payment date on their Debentures (or the date of closing the offering if no interest has yet been paid).

The offering of the Debentures on September 8, 2011 was for CDN $200,000 and included an overallotment option that allowed the underwriters to purchase up to an additional CDN $30,000 aggregate principal amount of Debentures. The underwriters exercised their overallotment option on September 12, 2011, bringing the total amount of Debentures issued on September 12, 2011 to CDN $230,000.

The Company bifurcated the proceeds from the offering of the Debentures between the convertible debenture and conversion feature of the Debentures based on the relative fair value of the two components on the date of issuance. On the date of issuance, the relative fair value of the two components were estimated to be approximately CDN $162,000 and CDN $68,000, respectively. The fair value for the convertible debt component was estimated using an interest rate of 9.0% which was based on the estimated interest rates of similar debt instruments excluding the conversion feature. The fair value for the conversion feature component of was determined using Black-Scholes model, with the following assumptions:

Risk free interest rate	2.8%
Volatility	63%
Expected option life (in years)	5.0
Dividend yield	1.0%

The conversion feature is recorded as a liability and is re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value is recorded as unrealized gain/loss. As at September 30, 2011, the fair value of the conversion feature component was CDN $63,475 using Black-Scholes model and a foreign exchange rate of $0.954, with the following Level 2 observable inputs:

Risk free interest rate	2.8%
Volatility	63%
Expected option life (in years)	5.0
Dividend yield	1.2%

The related initial debt discount of approximately CDN $68,000 is being amortized using the effective interest method over the estimated life of the Debentures.

In connection with the above-noted transactions, the Company incurred approximately CDN $11,962 of directly related costs of which CDN $5,750 is accrued and payable only upon the take up of the MOSAID shares.  The transaction fees and related offering expenses were allocated to the convertible debenture and conversion feature components in proportion to the allocation of proceeds. Approximately CDN $8,426 of debt issuance costs were allocated to the convertible debt component, which were capitalized as deferred financing costs. These costs are being amortized over the estimated term of the debt using the effective interest method. The remaining CDN $3,536 of costs allocated to the conversion feature component of the debt were recorded as a period expense for the three and nine months ended September 30, 2011.

2011 Third Quarter Financial Results

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

As at September 30, 2011, the carrying value of the Debentures is as follows:

	As at September 30, 2011	As at December 31, 2010
6% Convertible debenture	$219,407	$-
Unamortized discount	(64,337)	-
Accrued interest	808	-
Net carrying amount	$155,878	$-

The net proceeds from the financing have been classified as internally restricted cash as the intended use is for the take up of all the issued and outstanding share of MOSAID.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at September 30, 2011	As at December 31, 2010
Trade payables	$4,003	$2,805
Accrued compensation	2,823	2,606
Accrued legal costs	342	3,482
Accrued financing costs	6,163	-
Accrued other	891	2,911
	$14,221	$11,804

8.	SHARE CAPITAL
a)	Authorized
Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b)	Issued and Outstanding
The issued and outstanding common shares of WiLAN, along with equity instruments convertible into common shares, are as follows:
	As at September 30, 2011	As at December 31, 2010
Common shares	123,564,343	109,722,975
Securities convertible into common shares
Stock options	7,711,884	6,843,217
Deferred stock units (DSUs)	72,067	68,809
	131,348,294	116,635,001

As at September 30, 2011, no preferred shares or special preferred shares were issued or outstanding.

2011 Third Quarter Financial Results

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

c)	Common Shares
	Number	Amount
Common shares outstanding as at December 31, 2010	109,722,975	$355,709
Issued on exercise of stock options	2,419,168	5,702
Issued on sale of shares under Employee Share Purchase Plan	22,200	87
Issued on financing	11,400,000	71,948
Transfer from contributed surplus on exercise of options	-	2,825
Tax benefit related to share issuance costs	-	1,138
Common shares outstanding as at September 30, 2011	123,564,343	$437,409

During the nine months ended September 30, 2011, the Company raised net proceeds of $71,948 (CDN $71,145) (gross proceeds of $76,181 or CDN $75,240) through the sale of 11,400,000 common shares by way of short form prospectus. The financing was priced at $6.68 per common share (CDN $6.60 per common share).

d)	Stock Options
During the nine months ended September 30, 2011, pursuant to the Company’s stock option plan, the Company granted 3,580,500 stock options at various exercise prices ranging from CDN $5.52 to CDN $7.09. The options have a six year life and vest over three years.

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following weighted average assumptions:

	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Risk free interest rate	1.8%	1.5%	2.1%	1.5%
Volatility	54%	57%	56%	57%
Expected option life (in years)	3.6	3.0	3.6	3.0
Dividend yield	1.2%	1.0%	1.1%	1.0%
Forfeiture rate	8.8%	0.0%	8.6%	0.0%

The weighted average fair value per option granted during the nine months ended September 30, 2011 was CDN $2.50.

During the nine months ended September 30, 2011, 290,333 stock options were cancelled as they related to former employees.

Stock-based compensation expense for the three and nine month ended September 30, 2011 was $1,515 and $3,046, respectively (three and nine month ended September 30, 2010 - $392 and $1,484, respectively).

e)	Deferred Stock Units
The Company has a Deferred Stock Unit (“DSU”) plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the DSU plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares at the Company’s option. In order to conserve cash, the Company has settled DSUs in shares since April 20, 2006.

2011 Third Quarter Financial Results

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

DSUs issued and outstanding as at September 30, 2011 were 72,067 (December 31, 2010 – 68,808). The liability recorded in respect of the outstanding DSUs was $417 as at September 30, 2011 (December 31, 2010 - $448). The change in the liability is recorded as compensation expense.

During the nine months ended September 30, 2011, 2,199 DSUs were granted to certain directors in lieu of cash for their quarterly fees for the period ended June 30, 2011.

f)	Restricted Share Units
The Company implemented a Restricted Share Unit (“RSU”) plan for certain employees and directors in January 2007. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on the dates when the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

During the nine months ended September 30, 2011, the Company granted 342,750 RSUs and settled 194,902 RSUs. RSUs outstanding as at September 30, 2011 were 556,413. The liability recorded in respect of the outstanding RSUs was $949 as at September 30, 2011 (December 31, 2010 - $1,567). The change in the liability is recorded as compensation expense.

During the nine months ended September 30, 2011, 81,612 RSUs were cancelled as they related to former employees.

g)	Per Share Amounts
The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Basic weighted average common shares outstanding	123,443,900	103,334,579	120,994,489	102,754,251
Effect of stock options	2,175,073	-	2,493,644	-
Diluted weighted average common shares outstanding	125,618,973	103,334,579	123,488,133	102,754,251

9.	FINANCIAL INSTRUMENTS
The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk
Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and forward foreign exchange contracts.

The Company’s cash and cash equivalents, short-term investments, and internally restricted cash consist primarily of deposit investments that are held only with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company's exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan, and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

2011 Third Quarter Financial Results

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Management does not believe that there is significant credit risk arising from any of the Company's licensees for which revenue has been recognized. However, should one of the Company's major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2011, one licensee accounted for 10% or more of total accounts receivable (December 31, 2010 – two).

Financial assets past due
The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at September 30, 2011:

Not past due	$4,650
Past due 1 - 30 days	2,831
Past due 31 - 60 days	86
Past due 61 - 90 days	-
Over 91 days past due	98
Less allowance for doubtful accounts	(34)
Total accounts receivable	$7,631

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, November 8, 2011, approximately $2,876 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2011, the Company had a provision for doubtful accounts of $34 (December 31, 2010 - $5) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Fair values
The Corporation believes that the carrying values of its financial instruments approximate their fair values because of the short terms to maturity in the case of cash and cash equivalents, short-term investments, internally restricted cash, accounts receivable, and accounts payable.  Financial liabilities related to the patent finance obligation was classified as a loan and recorded at inception using a discount rate of 4.75% which management considers to be the risk adjusted interest rate at September 30, 2011. The preliminary valuation of the patent is subject to finalization. The convertible debt relating to the Debentures was recorded at inception using an interest rate of 9.0% which was based on benchmark yields of similar debt instruments excluding the conversion feature and therefore management considers the carrying value to approximate the fair value at September 30, 2011. The conversion feature is carried at fair value and calculated using the Black-Scholes model and the foreign exchange rate in effect (see Note 6). The Company does not have any financial assets that are required to be re-measured at fair value at each balance sheet date.

2011 Third Quarter Financial Results

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At September 30, 2011, the Company had cash and cash equivalents and short-term investments of $196,972 and accounts receivable of $7,631 available to meet its obligations.

Market risk
Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest rate risk
The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice

Currency risk
A portion of WiLAN’s revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its financial performance in US dollars, WiLAN’s operating results are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. Any decrease in the value of the Canadian dollar relative to the US dollar has an unfavourable impact on Canadian denominated revenues and a favourable impact on Canadian denominated operating expenses. Recently, decreases in the value of the Canadian dollar relative to the US dollar have had a positive impact on WiLAN’s Canadian dollar denominated operating expenses. Approximately 80% of the Company’s cash and cash equivalents and short term investments, all of the Debentures and the conversion feature of the Debentures are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. The recent decreases in the value of the Canadian dollar relative to the US dollar have had a negative impact on WiLAN’s Canadian dollar denominated cash and cash equivalents, short-term investments and internally restricted cash, and a positive impact on on its Canadian dollar denominated Debentures and conversion feature of the Debentures.

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that WiLAN engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

The Company’s objective in obtaining forward foreign exchange contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of US dollars and secures the Company’s profitability on anticipated future cash flows. The Company does not use forward foreign exchange contracts for speculative or trading purposes.

2011 Third Quarter Financial Results

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

10.	COMMITMENTS AND CONTINGENCIES
a)	Litigation
The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, WiLAN has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which the Company is involved are summarized below.

In September 2002, WiLAN, its former Chairman and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to these claims and does not believe that it will ultimately be found liable. WiLAN is defending these actions, has filed a statement of defence and has also filed a counterclaim against the claimants. To date, it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company’s financial statements.

In September 2011, the Company, its wholly-owned subsidiary Gladios IP Inc. (“Gladios”), and WiLAN’s employee Paul Lerner, were served with a complaint issued in the U.S. District Court for the Southern District of New York by General Patent Corporation with respect to a number of claims against each of WiLAN, Gladios and Mr. Lerner. Motions for an injunction in this action to bar Mr. Lerner from working for WiLAN or Gladios are currently taking place, which each of the Company, Gladios and Mr. Lerner are opposing; WiLAN and Gladios will file replies and defences to this action in due course. To date, it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company’s financial statements.

b)	Operating lease
The Company has a commitment for future minimum annual operating lease payments totaling approximately $1,099 over the next five years.

c)	Other
As partial consideration for patents acquired in September 2007, the Company agreed to future additional payments, not to exceed $4,000, contingent upon the ongoing enforceability of the patents and based on revenues produced from licensing or selling the patents. To date, there have been no licensing revenues produced from these patents and no amounts have been accrued to this counterparty in respect of this commitment.

In certain of the Company’s patent infringement litigations the Company has been represented by the law firm of McKool Smith (“McKools”). Pursuant to the Company’s engagement with McKools, in consideration for a discount on fees, the Company has agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a small percentage of the proceeds actually received from these litigations up to a maximum of $28,000. Pursuant to the license agreements and settlements relating to these litigations signed to date, the Company expects to collect proceeds from these litigations over the next six years.  Should the Company collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee.  However, as at the September 30, 2011, the Company believes that there is significant uncertainty around the amount and timing of the success fee and accordingly, no amounts have been accrued with respect to the success fee as it is not yet estimable.

2011 Third Quarter Financial Results

Wi-LAN Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2011
(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

11.	RESTRUCTURING CHARGES
Included in accrued liabilities are restructuring costs of nil as at September 30, 2011 ($158 as at December 31, 2010). During the six month period ended June 30, 2011, the Company completed the remaining payments related to the workforce reduction undertaken in July 2010.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended Sepetember 30, 2010
Net interest received in cash	$679	$162	$1,036	$685
Taxes paid	811	875	2,365	2,318
Patents acquired under deferred financing arrangement	-	-	9,285	-

13.	CAPITAL DISCLOSURES
The Company considers share capital and accumulated paid-in capital as capital. The Company’s objectives when managing its capital structure are to provide sufficient capital to protect the Company’s patent and license portfolio, through litigation if necessary, and to support the Company’s Technology Acquisition Program, which provides for the acquisition of additional patents when the appropriate opportunities are available and such acquisitions fit the Company’s strategic direction in communications and consumer electronics markets. The Company has no externally imposed capital restrictions.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The  Board is responsible for overseeing this process.

Methods used by the Company to manage its capital include the issuance of new share capital, debt financing, dividends and a normal course issuer bid when determined appropriate.

The Company’s capital management objectives have remained unchanged over the periods presented.

14.	SUBSEQUENT EVENTS
On November 1, 2011, the Company’s offer to purchase all the issued and outstanding MOSAID shares expired as the initial take up of 66 2/3% of the outstanding shares of MOSAID was not achieved. As a result, the maturity date of the Debentures will be January 31, 2012 which may be extended to March 31, 2012 at the discretion of the Company; the Company expects to repay the aggregate principal amount of the Debentures of CDN $230,000 and all related accrued and unpaid interest thereon by January 31, 2012.. In accordance with the terms of the Indenture, as there was no take up of the outstanding shares of MOSAID, no Debenture can be converted to common shares and accordingly the conversion feature of the debentures will not be disclosed separately from the Debentures in subsequent reporting periods.

2011 Third Quarter Financial Results

Wi-LAN Inc.
11 Holland Avenue, Suite 608
Ottawa, ON Canada
K1Y 4S1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com